Filed by Independent Bank Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Enterprise Bancorp, Inc. SEC File No.: 001-33912 Filer’s SEC File No.: 1-9047 Date: December 9, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K Current Report Pursuant to Section 13 or 15 (d) of The Securities and Exchange Act of 1934 DATE OF REPORT: December 9, 2024 (December 8, 2024) (Date of Earliest Event Reported) Massachusetts (State or Other Jurisdiction of Incorporation) 1-9047 04-2870273 (Commission File Number) (I.R.S. Employer identification No.) INDEPENDENT BANK CORP. Office Address: 2036 Washington Street, Hanover, Massachusetts 02339 Mailing Address: 288 Union Street, Rockland, Massachusetts 02370 (Address of principal executive offices, including zip code) NOT APPLICABLE (Former Address of Principal Executive Offices) (781)-878-6100 (Registrant’s Telephone Number, Including Area Code) Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below): ☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act: Title of each Class Trading Symbol Name of each exchange on which registered Common Stock, $0.01 par value per share INDB NASDAQ Global Select Market Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act (17CFR 230.405)) or Rule 12b-2 of the Exchange Act (17CFR 240.12b-2). Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT On December 8, 2024, Enterprise Bancorp, Inc. (“Enterprise” or the “Company”) (NASDAQ Global Select Market: EBTC), Enterprise Bank and Trust Company, a Massachusetts-chartered trust company and wholly owned subsidiary of the Company (“Enterprise Bank”), Independent Bank Corp. (“Independent”) (NASDAQ Global Select Market: INDB), and Rockland Trust Company, a Massachusetts-chartered trust company and wholly owned subsidiary of Independent (“Rockland”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Enterprise will merge with and into Independent, with Independent as the surviving entity (the “Merger”). The Merger Agreement further provides that following the Merger, Enterprise Bank will merge with and into Rockland Trust, with Rockland Trust as the surviving entity (the “Bank Merger” and, together with the Merger, the “Merger Transaction”). Upon the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”) each share of Enterprise common stock, par value $0.01 per share (the “Enterprise Common Stock”), outstanding immediately prior to the Effective Time, other than certain shares held by Independent or Enterprise, will be converted into the right to receive (i) 0.60 shares (the “Exchange Ratio”) of Independent common stock, par value $0.01 per share (“Independent Common Stock”) (the “Stock Consideration”), and (ii) $2.00 in cash (the “Cash Consideration”). Each share of Enterprise Common Stock outstanding immediately prior to the Effective Time will also be entitled to receive cash in lieu of fractional shares of Independent Common Stock (the Cash Consideration, the Stock Consideration and any cash in lieu of fractional shares collectively, the “Merger Consideration”). The Transaction is intended to qualify as a tax-free reorganization for federal income tax purposes and to provide a tax-free exchange for Enterprise shareholders for the Independent Common Stock consideration they receive. As of the Effective Time, each option to purchase shares of Enterprise Common Stock (“Enterprise Option”), whether vested or unvested, that is then-outstanding and which has not been exercised or canceled prior thereto shall fully vest and be canceled and, on the Closing Date (as defined in the Merger Agreement), the holder thereof shall be entitled to receive from Enterprise or Enterprise Bank, cash in an amount equal to the product of (i) the number of shares of Enterprise Common Stock provided for in each such Option, and (ii) the excess, if any, of (x) the Per Share Cash Equivalent Consideration (as defined in the Merger Agreement) over (y) the Exercise Price (as defined in the Merger Agreement). Any Option for which the Exercise Price exceeds the Per Share Cash Equivalent Consideration shall be cancelled as of the Effective Time without payment. Each award in respect of a share of Enterprise Common Stock subject to vesting, repurchase or other lapse restrictions granted under a Company Equity Plan (as defined in the Merger Agreement) that is outstanding and unvested immediately prior to the Effective Time (a “Company Restricted Stock Award”) shall automatically vest in full at the Effective Time and shall be considered outstanding shares of Enterprise Common Stock entitled to receive the Merger Consideration. The Merger Agreement further provides that Independent will take all actions necessary so that two directors of Enterprise will be appointed to the boards of directors of Independent and Rockland Trust effective as of the Effective Time. The two Enterprise directors, who will be selected by Independent after consultation with Enterprise after the date of the Merger Agreement, will be independent of Independent in accordance with Nasdaq standards. The Merger Agreement was unanimously approved by the Boards of Directors of each of Enterprise, Enterprise Bank, Independent and Rockland Trust.

On December 8, 2024, in connection with the execution of the Merger Agreement, Enterprise and Independent entered into voting agreements (the “Voting Agreements”) with all Enterprise directors and executive officers with voting power, who in the aggregate have the power to vote approximately 20.42% of the outstanding shares of Enterprise Common Stock. The Voting Agreements provide that, subject to the terms and conditions thereof, each of the directors and executive officers of Enterprise, solely in their capacity as shareholders of Enterprise, will vote the shares of Enterprise Common Stock she or he owns in favor of the adoption and approval of the Merger Agreement. Subject to the fulfillment or, if permissible, waiver of the closing conditions under the Merger, certain of which are described below, the parties anticipate that the Merger will close during the second half of 2025. The Merger Agreement contains customary representations and warranties from Enterprise, Enterprise Bank, Independent and Rockland Trust, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of its respective business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) in the case of Enterprise, its obligation to call a meeting of its shareholders to approve the Merger Agreement, and, subject to certain exceptions, the obligation of its Board of Directors to recommend that its shareholders approve the Merger Agreement, and (iii) in the case of Enterprise, certain non-solicitation obligations with respect to alternative business combination proposals. The completion of the Merger is subject to various closing conditions, including, among others, (i) the receipt of the requisite approval of Enterprise’s shareholders of the Merger Agreement, (ii) the receipt of all required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Massachusetts Commissioner of Banks, in each case without the imposition of a “Materially Burdensome Regulatory Condition” as defined in the Merger Agreement, (iii) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger Transaction or making them illegal, (iv) the effectiveness of the registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (“SEC”) by Independent in connection with the transactions contemplated by the Merger Agreement, and (v) the listing of the shares of Buyer Common Stock issuable pursuant to the Merger on Nasdaq, subject to official notice of issuance. Each party’s obligation to complete the Merger is also subject to additional customary conditions, including, among others, (a) the accuracy of the representations and warranties of the other party, subject to certain exceptions, (b) the performance in all material respects by each party of its obligations under the Merger Agreement, and (c) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The Merger Agreement provides certain termination rights for both Enterprise and Independent. The Merger Agreement can be terminated by mutual written consent, or by either party (i) if there is a final, non-appealable order, decree or ruling permanently enjoining or otherwise prohibiting the consummation of the Merger, (ii) in the event the approval of any Governmental Authority (as defined in the Merger Agreement) required for consummation of the Merger or Bank Merger shall have been denied by final, nonappealable action by such Governmental Authority or an application seeking approval of the Merger or Bank Merger shall have been permanently withdrawn at the request of a Governmental Authority, (iii) if the other party has breached its representations, warranties or covenants in a way that prevents satisfaction of a closing condition, subject to a cure period, (iv) if the Merger has not been consummated by the one year anniversary of the Merger Agreement, or (v) if Enterprise’s shareholders fail to approve the Merger Agreement and any other matters required to be approved by Company’s shareholders in order to permit consummation of the transactions contemplated by the Merger Agreement. Additionally, Independent may terminate the Merger Agreement if the Enterprise board of directors changes its recommendation that its shareholders vote to adopt and approve the Merger Agreement.

The Merger Agreement further provides that a termination fee of $22,488,000 will be payable by Enterprise in connection with the termination of the Merger Agreement under certain circumstances. The foregoing summaries of the Merger Agreement and the Voting Agreements are not complete and are qualified in their entirety by reference to the full text of the Merger Agreement and form of Voting Agreement, which are attached as Exhibit 2.1 and Exhibit 99.1, respectively, to this Form 8-K and are incorporated herein by reference in their entirety. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between Enterprise and Independent instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties will not survive consummation of the Merger, and were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding Enterprise or Independent, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Enterprise, Independent, their respective affiliates or their respective businesses, the Merger Agreement and the Merger Transaction that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of Enterprise and a prospectus of Independent, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings that each of Enterprise and Independent have made and will make with SEC. ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS d. The following exhibits are included with this Report: Exhibit Index Exhibit # Exhibit Description 2.1 Agreement and Plan of Merger, by and among Independent Bank Corp., Rockland Trust Company, Enterprise Bancorp, Inc., and Enterprise Bank and Trust Company, dated as of December 8, 2024 (schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request) 99.1 Form of Voting Agreement 104 The cover page from this Current Report on Form 8-K, formated in Inline XBRL

CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Independent and Enterprise, the expected timing of completion of the proposed transaction, and other statements that are not historical facts. Such statements reflect the current views of Independent and Enterprise with respect to future events and financial performance, and are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs, expectations, plans, predictions, forecasts, objectives, assumptions or future events or performance, are forward-looking statements. Forward-looking statements often, but not always, may be identified by words such as expect, anticipate, believe, intend, potential, estimate, plan, target, goal, or similar words or expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. Independent and Enterprise caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Independent’s and Enterprise’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: (1) changes in general economic, political, or industry conditions; (2) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; (3) volatility and disruptions in global capital and credit markets; (4) movements in interest rates; (5) the resurgence of elevated levels of inflation or inflationary pressures in the United States and the Enterprise and Independent market areas; (6) increased competition in the markets of Independent and Enterprise; (7) success, impact, and timing of business strategies of Independent and Enterprise; (8) the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; (9) the expected impact of the proposed transaction between Enterprise and Independent on the combined entities’ operations, financial condition, and financial results; (10) the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); (11) the failure to obtain Enterprise shareholder approval or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all or other delays in completing the proposed transaction; (12) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; (13) the outcome of any legal proceedings that may be instituted against Independent or Enterprise; (14) the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Independent and Enterprise do business; (15) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (16) diversion of management’s attention from ongoing business operations and opportunities; (17) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; (18) the dilution caused by Independent’s issuance of additional shares of its capital stock in connection with the proposed transaction; (19) cyber incidents or other failures, disruptions or breaches of our operational or security systems or infrastructure, or those of our third-party vendors or other service providers, including as a result of cyber-attacks; and (20) other factors that may affect the future results of Independent and Enterprise. Additional factors that could cause results to differ materially from those described above can be found in Independent’s Annual Report on Form 10-K for the year ended December 31, 2023 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of such reports, as well as in subsequent SEC filings, each of which is on file with the U.S. Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Independent’s website, www.rocklandtrust.com, under the heading “SEC Filings” and in other documents Independent files with the SEC, and in Enterprise’s Annual Report on Form 10-K for the year ended December 31, 2023 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of such reports, as well as in subsequent SEC filings, each of which is on file with and available in the “Investor Relations” section of Enterprise’s website, www.enterprisebanking.com, under the heading “SEC Filings” and in other documents Enterprise files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Independent nor Enterprise assumes any obligation to update forward- looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable law. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. All forward-looking statements, express or implied, included in the document are qualified in their entirety by this cautionary statement. ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made with respect to the proposed transaction involving Independent and Enterprise. This material is not a solicitation of any vote or approval of the Enterprise shareholders and is not a substitute for the proxy statement/prospectus or any other documents that Independent and Enterprise may send to their respective shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Independent and Enterprise, Independent will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that will that will include a proxy statement for a special meeting of Enterprise’s shareholders to approve the proposed transaction and that will also constitute a prospectus for the Independent common stock that will be issued in the proposed transaction, as well as other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF INDEPENDENT AND ENTERPRISE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Enterprise will mail the proxy statement/prospectus to its shareholders. Shareholders are also urged to carefully review and consider Independent’s and Enterprise’s public filings with the SEC, including, but not limited to, their respective proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Copies of the Registration Statement and of the proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about Independent and Enterprise, can be obtained, free of charge, as they become available at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Independent Investor Relations, 288 Union Street, Rockland, Massachusetts 02370, telephone (774) 363-9872 or to Enterprise Bancorp, Inc., 222 Merrimack Street, Lowell, MA 01852, Attention: Corporate Secretary, telephone (978) 656-5578. PARTICIPANTS IN THE SOLICITATION Independent, Enterprise, and certain of their respective directors, executive officers and employees may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies from the shareholders of Enterprise in connection with the proposed transaction. Information regarding Independent’s directors and executive officers is available in its definitive proxy statement relating to its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024, and its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 28, 2024, and other documents filed by Independent with the SEC. Information regarding Enterprise’s directors and executive officers is available in its definitive proxy statement relating to its 2024 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2024, and its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 8, 2024 and other documents filed by Enterprise with the SEC. Other information regarding the persons who may, under the SEC’s rules, be deemed to be participants in the proxy solicitation of Enterprise’s shareholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials filed with the SEC when they become available, which may be obtained free of charge as described in the preceding paragraph.

SIGNATURE Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned and hereunto duly authorized. INDEPENDENT BANK CORP. Date: December 9, 2024 By: /s/Patricia M. Natale PATRICIA M. NATALE GENERAL COUNSEL AND CORPORATE SECRETARY

Exhibit 2.1 AGREEMENT AND PLAN OF MERGER DATED AS OF DECEMBER 8, 2024 BY AND AMONG INDEPENDENT BANK CORP., ROCKLAND TRUST COMPANY, ENTERPRISE BANCORP, INC., AND ENTERPRISE BANK AND TRUST COMPANY

i Table of Contents Page Article I THE MERGER ................................................................................................................. 1 Section 1.01 The Merger ........................................................................................................ 1 Section 1.02 The Bank Merger ............................................................................................... 2 Section 1.03 Closing ............................................................................................................... 2 Section 1.04 Effective Time ................................................................................................... 2 Section 1.05 Articles of Organization and Bylaws................................................................. 2 Section 1.06 Directors and Officers of the Surviving Entity .................................................. 2 Section 1.07 Tax Consequences ............................................................................................. 3 Section 1.08 Additional Actions ............................................................................................. 3 Article II MERGER CONSIDERATION; EXCHANGE PROCEDURES .................................... 3 Section 2.01 Merger Consideration; Effects on Capital Stock of the Merger ........................ 3 Section 2.02 Rights as Shareholders; Stock Transfers ........................................................... 4 Section 2.03 Fractional Shares ............................................................................................... 4 Section 2.04 Exchange Procedures ......................................................................................... 4 Section 2.05 Anti-Dilution Provisions ................................................................................... 7 Section 2.06 Options and Restricted Stock ............................................................................ 7 Section 2.07 Tax Matters.. ...................................................................................................... 8 Section 2.08 No Dissenters’ Rights ........................................................................................ 8 Article III REPRESENTATIONS AND WARRANTIES OF COMPANY .................................. 8 Section 3.01 Making of Representations and Warranties ....................................................... 8 Section 3.02 Organization, Standing and Authority ............................................................... 9 Section 3.03 Capital Stock...................................................................................................... 9 Section 3.04 Subsidiaries ...................................................................................................... 10 Section 3.05 Corporate Power .............................................................................................. 10 Section 3.06 Corporate Authority ......................................................................................... 11 Section 3.07 Regulatory Approvals; No Defaults ................................................................ 11 Section 3.08 SEC Documents; Other Reports; Internal Control .......................................... 12 Section 3.09 Financial Statements; Undisclosed Liabilities ................................................. 14 Section 3.10 Absence of Certain Changes or Events ........................................................... 14 Section 3.11 Legal Proceedings............................................................................................ 15 Section 3.12 Compliance With Laws ................................................................................... 16 Section 3.13 Material Contracts; Defaults ............................................................................ 16 Section 3.14 Agreements with Regulatory Agencies ........................................................... 18 Section 3.15 Brokers............................................................................................................. 18 Section 3.16 Employee Benefit Plans................................................................................... 18 Section 3.17 Labor Matters; Employment ............................................................................ 21 Section 3.18 Environmental Matters .................................................................................... 21 Section 3.19 Tax Matters ...................................................................................................... 23 Section 3.20 Investment Securities; Borrowings; Deposits.................................................. 25 Section 3.21 Derivative Transactions ................................................................................... 25 Section 3.22 Regulatory Capitalization ................................................................................ 26

ii Section 3.23 Loans; Nonperforming and Classified Assets ................................................. 26 Section 3.24 Allowance; Impairment ................................................................................... 27 Section 3.25 Administration of Trust and Fiduciary Accounts ............................................ 27 Section 3.26 Investment Management and Related Activities ............................................. 27 Section 3.27 Repurchase Agreements .................................................................................. 28 Section 3.28 CRA, Anti-Money Laundering and Customer Information Security .............. 28 Section 3.29 Transactions with Affiliates............................................................................. 28 Section 3.30 Tangible Properties and Assets........................................................................ 29 Section 3.31 Intellectual Property ........................................................................................ 30 Section 3.32 Insurance .......................................................................................................... 30 Section 3.33 Anti-Takeover Provisions ................................................................................ 30 Section 3.34 Fairness Opinion .............................................................................................. 30 Section 3.35 Information Supplied ....................................................................................... 31 Section 3.36 Reserved .......................................................................................................... 31 Section 3.37 Information Security ........................................................................................ 31 Section 3.38 Indemnification ................................................................................................ 31 Section 3.39 Questionable Payments .................................................................................... 31 Section 3.40 No Other Representations or Warranties ......................................................... 32 Article IV REPRESENTATIONS AND WARRANTIES OF BUYER ...................................... 32 Section 4.01 Making of Representations and Warranties ..................................................... 32 Section 4.02 Organization, Standing and Authority ............................................................. 33 Section 4.03 Capital Stock.................................................................................................... 33 Section 4.04 Corporate Power .............................................................................................. 33 Section 4.05 Corporate Authority ......................................................................................... 34 Section 4.06 SEC Documents; Other Reports; Internal Controls ......................................... 34 Section 4.07 Financial Statements; Undisclosed Liabilities ................................................. 35 Section 4.08 Regulatory Approvals; No Defaults ................................................................ 36 Section 4.09 Agreements with Regulatory Agencies ........................................................... 37 Section 4.10 Absence of Certain Changes or Events ........................................................... 37 Section 4.11 Compliance With Laws ................................................................................... 38 Section 4.12 Information Supplied ....................................................................................... 38 Section 4.13 Information Security ........................................................................................ 38 Section 4.14 Legal Proceedings............................................................................................ 39 Section 4.15 Brokers............................................................................................................. 39 Section 4.16 Employee Benefit Plans................................................................................... 39 Section 4.17 Labor Matters; Employment ............................................................................ 40 Section 4.18 Tax Matters ...................................................................................................... 41 Section 4.19 Loans ............................................................................................................... 42 Section 4.20 CRA, Anti-Money Laundering and Customer Information Security .............. 42 Section 4.21 Regulatory Capitalization ................................................................................ 43 Section 4.22 Allowance; Impairment ................................................................................... 43 Section 4.23 Questionable Payments .................................................................................... 43 Section 4.24 No Other Representations or Warranties ......................................................... 44 Article V COVENANTS .............................................................................................................. 44 Section 5.01 Covenants of Company ................................................................................... 44

iii Section 5.02 Covenants of Buyer ......................................................................................... 49 Section 5.03 No Control ....................................................................................................... 50 Section 5.04 Commercially Reasonable Efforts ................................................................... 50 Section 5.05 Shareholder Approval ...................................................................................... 50 Section 5.06 Registration Statement; Proxy Statement; Nasdaq Listing.............................. 51 Section 5.07 Regulatory Filings; Consents .......................................................................... 53 Section 5.08 Publicity ........................................................................................................... 54 Section 5.09 Access; Information ......................................................................................... 54 Section 5.10 No Solicitation by Company ........................................................................... 55 Section 5.11 Indemnification; Directors’ and Officers’ Insurance....................................... 57 Section 5.12 Employees; Benefit Plans ................................................................................ 59 Section 5.13 Notification of Certain Changes ...................................................................... 61 Section 5.14 Current Information ......................................................................................... 61 Section 5.15 Board Packages................................................................................................ 62 Section 5.16 Transition; Informational Systems Conversion ............................................... 62 Section 5.17 Access to Customers and Suppliers ................................................................. 62 Section 5.18 Environmental Assessments ............................................................................ 63 Section 5.19 Shareholder Litigation and Claims .................................................................. 64 Section 5.20 Company Director Resignations ...................................................................... 64 Section 5.21 Third Party Consents ....................................................................................... 64 Section 5.22 Coordination .................................................................................................... 64 Section 5.23 Corporate Governance ..................................................................................... 65 Section 5.24 Reserved .......................................................................................................... 66 Section 5.25 Stock Exchange De-listing .............................................................................. 66 Section 5.26 Coordination of Dividends .............................................................................. 66 Section 5.27 Section 16(a) .................................................................................................... 66 Section 5.28 Takeover Restrictions ...................................................................................... 66 Section 5.29 Company DRIP................................................................................................ 67 Section 5.30 Treatment of Company Indebtedness .............................................................. 67 Article VI CONDITIONS TO CONSUMMATION OF THE MERGER .................................... 67 Section 6.01 Conditions to Obligations of the Parties to Effect the Merger ........................ 67 Section 6.02 Conditions to Obligations of Company ........................................................... 68 Section 6.03 Conditions to Obligations of Buyer ................................................................. 69 Article VII TERMINATION ........................................................................................................ 70 Section 7.01 Termination ..................................................................................................... 70 Section 7.02 Termination Fee ............................................................................................... 71 Section 7.03 Effect of Termination ...................................................................................... 73 Article VIII DEFINITIONS .......................................................................................................... 73 Section 8.01 Definitions ....................................................................................................... 73 Article IX MISCELLANEOUS .................................................................................................... 83 Section 9.01 Survival ............................................................................................................ 83 Section 9.02 Waiver; Amendment........................................................................................ 83 Section 9.03 Governing Law; Waiver .................................................................................. 83

iv Section 9.04 Expenses .......................................................................................................... 84 Section 9.05 Notices ............................................................................................................. 84 Section 9.06 Confidential Supervisory Information ............................................................. 85 Section 9.07 Entire Understanding; No Third Party Beneficiaries ...................................... 85 Section 9.08 Severability ...................................................................................................... 86 Section 9.09 Enforcement of the Agreement ........................................................................ 86 Section 9.10 Interpretation ................................................................................................... 86 Section 9.11 Assignment ...................................................................................................... 87 Section 9.12 Counterparts..................................................................................................... 87 SCHEDULES AND EXHIBITS Schedules: Company Disclosure Schedule Buyer Disclosure Schedule Exhibits: Exhibit A – Form of Voting Agreement Exhibit B – Plan of Bank Merger

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of December 8, 2024, by and among Independent Bank Corp., a Massachusetts corporation (“Buyer”), Rockland Trust Company, a Massachusetts trust company and wholly owned subsidiary of Buyer (“Buyer Bank”), Enterprise Bancorp, Inc., a Massachusetts corporation (“Company”), and Enterprise Bank and Trust Company, a Massachusetts trust company and wholly owned subsidiary of Company (“Company Bank”). Capitalized terms used in this Agreement have the meaning set forth in Article VIII. W I T N E S S E T H WHEREAS, the board of directors of Buyer and the board of directors of Company have each (i) determined that this Agreement and the business combination and related transactions it contemplates are in the best interests of their respective entities and shareholders; and (ii) approved this Agreement; WHEREAS, in accordance with the terms of this Agreement, (i) Company will merge with and into Buyer, with Buyer the surviving entity (the “Merger”), and (ii) Company Bank will thereafter merge with and into Buyer Bank, with Buyer Bank the surviving entity (the “Bank Merger”); WHEREAS, as a material inducement to Buyer and Buyer Bank to enter into this Agreement, each director and Executive Officer of Company has entered into a voting agreement with Buyer dated as of this date (a “Voting Agreement”), substantially in the form attached to this Agreement as Exhibit A, pursuant to which each such person has agreed to vote all shares of Company Common Stock (as defined in this Agreement) he or she owns in favor of the approval of this Agreement and the transactions it contemplates; WHEREAS, for federal income tax purposes (and, if applicable, state and local tax purposes), the parties intend that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code (and any comparable provision of state law) and relevant Treasury Regulations, and that this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 356 and 361 of the Code (and the Treasury Regulations thereunder and any relevant comparable provision of state law); and WHEREAS, the parties desire to make certain representations, warranties, and agreements and prescribe certain conditions in connection with the transactions described in this Agreement. NOW, THEREFORE, in consideration of the mutual promises in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows: ARTICLE I THE MERGER Section 1.01 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Company shall merge with and into Buyer in accordance with the Massachusetts

2 Business Corporation Act (the “MBCA”) and other applicable Law. Upon consummation of the Merger, the separate corporate existence of Company shall cease and Buyer shall survive and continue to exist as a corporation incorporated under the MBCA (in such capacity, the “Surviving Entity”). Section 1.02 The Bank Merger. Following the Closing, Company Bank shall merge with and into Buyer Bank (the “Bank Merger”), with Buyer Bank as the surviving entity in the Bank Merger (in such capacity, the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties agree that the Bank Merger shall become effective at such time following the Closing as Buyer shall specify (the “Effective Time”). The Bank Merger shall be implemented pursuant to the agreement and plan of bank merger attached as Exhibit B (the “Plan of Bank Merger”). Prior to the Closing, (a) Company shall cause the Plan of Bank Merger to be duly executed by Company Bank and delivered to Buyer, (b) Buyer shall cause Buyer Bank to duly execute and deliver the Plan of Bank Merger to Company, and (c) Company shall cause Company Bank, and Buyer shall cause Buyer Bank, to execute, deliver, file or obtain, as applicable, such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger at such time following the Closing as Buyer shall specify (the “Bank Merger Certificates”). Section 1.03 Closing. Unless otherwise mutually agreed to by the parties, the closing of the Merger (the “Closing”) shall take place by electronic exchange of documents on a date (the “Closing Date”) which is five (5) Business Days following the last to occur of the receipt of all necessary regulatory and governmental approvals and consents and the expiration of all statutory waiting periods and the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI of this Agreement (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof) (the “Approval Date”), provided, however, that if the Approval Date occurs during the month immediately prior to the start of Buyer’s next fiscal quarter, the Closing shall occur on the last Business Day of the month in which the Approval Date occurs with an Effective Time as of 12:01 a.m. on the first calendar day of the month of Buyer’s next fiscal quarter. At the Closing, there shall be delivered to Buyer and Company the certificates and other documents required to be delivered under Article VI of this Agreement. Section 1.04 Effective Time. Subject to the terms and conditions of this Agreement, Buyer and Company shall make all such filings as may be required by applicable Laws to consummate the Merger. The Merger shall become effective as set forth in the articles of merger related to the Merger (the “Articles of Merger”) that shall be filed with the Secretary of the Commonwealth of Massachusetts on the Closing Date. The “Effective Time” of the Merger shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger. Section 1.05 Articles of Organization and Bylaws. At the Effective Time, the Articles of Organization and Bylaws of Buyer as in effect immediately prior to the Effective Time shall be the Articles of Organization and Bylaws of the Surviving Entity until thereafter amended in accordance with applicable Law. Section 1.06 Directors and Officers of the Surviving Entity. Subject to Section 5.23(a) of this Agreement, at the Effective Time, the directors and officers of Buyer as of immediately

3 prior to the Effective Time shall, at and after the Effective Time, be the directors and officers, respectively, of the Surviving Entity, and each such individual shall hold office until his or her successor is elected and qualified or otherwise in accordance with the Articles of Organization and Bylaws of the Surviving Entity. Section 1.07 Tax Consequences. For federal income Tax purposes (and, if applicable, state and local Tax purposes), it is intended that each of the Merger and the Bank Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code (and any comparable provision of state law) and relevant Treasury Regulations, and that this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 356 and 361 of the Code (and the Treasury Regulations thereunder and any comparable provisions of state law). This Agreement shall be interpreted consistent with that intent. Each party hereto shall cause all Tax Returns to be prepared and filed on the basis of treating each of the Merger and the Bank Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and shall not (or permit any of its Affiliates to) take any position inconsistent therewith in any Tax filing or action, except as otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code). Section 1.08 Additional Actions. If, at any time after the Effective Time, Buyer shall consider or be advised that any further deeds, documents, assignments, or assurances in Law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties, or assets of Company or any Company Subsidiary, or (ii) otherwise carry out the purposes of this Agreement, Company and its officers and directors shall be deemed to have granted to Buyer an irrevocable power of attorney (or shall take, or cause to be taken, all such necessary action as may be reasonably requested by Buyer) to execute and deliver all deeds, assignments, documents, or assurances in Law and to perform any other acts as are necessary or desirable to (a) vest, perfect, or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties, or assets of Company or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Buyer are authorized in the name of Company or otherwise to take any and all additional actions they deem necessary or advisable. ARTICLE II MERGER CONSIDERATION; EXCHANGE PROCEDURES Section 2.01 Merger Consideration; Effects on Capital Stock of the Merger. Subject to the provisions of this Agreement, automatically by virtue of the Merger and without any action on the part of Buyer, Company or any shareholder of Company: (a) Each share of Buyer Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger. (b) Each share of Company Common Stock (i) held as treasury stock or (ii) owned directly by Buyer (other than, in the case of clause (ii), shares in trust or custodial accounts,

4 managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted) shall be cancelled and retired immediately prior to the Effective Time without any conversion, and no payment shall be made with respect to them. (c) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares described in Section 2.01(b) above) shall become and be converted into the right to receive (i) $2.00 in cash (the “Cash Consideration”) and (ii) 0.60 shares (the “Exchange Ratio”) of Buyer Common Stock (the “Stock Consideration”). The Cash Consideration, Stock Consideration and any cash in lieu of fractional shares paid pursuant to Section 2.03 of this Agreement are sometimes referred to in this Agreement collectively as the “Merger Consideration.” Section 2.02 Rights as Shareholders; Stock Transfers. All shares of Company Common Stock, if and when converted as provided in Section 2.01(c) of this Agreement, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Certificate previously evidencing them shall represent only the right to receive for each share of Company Common Stock, the Merger Consideration. After the Effective Time, there shall be no transfers on the stock transfer books of Company of shares of Company Common Stock. Section 2.03 Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Buyer Common Stock will be issued in the Merger. Buyer shall instead pay to each holder of a fractional share of Buyer Common Stock an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the VWAP of the Buyer Common Stock for the five (5) consecutive trading days ending on the fifth trading day immediately preceding the Closing Date, rounded to the nearest whole cent as provided by Bloomberg L.P. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares. Section 2.04 Exchange Procedures. (a) On or prior to the Closing Date, for the benefit of the holders of Certificates, (i) Buyer shall cause to be delivered to the Exchange Agent, for exchange in accordance with this Article II, certificates representing the shares of Buyer Common Stock issuable pursuant to this Article II or evidence of shares in book entry form (“New Certificates”) and (ii) Buyer shall deliver, or shall cause to be delivered, to the Exchange Agent cash equal to the aggregate amount of the Cash Consideration issuable pursuant to this Article II plus an estimated amount of cash to be paid in lieu of fractional shares of Buyer Common Stock (that cash and New Certificates, being referred to as the “Exchange Fund”). (b) As promptly as practicable, but in any event no later than five (5) Business Days following the Effective Time, and provided that Company has delivered, or caused to be delivered, to the Exchange Agent all information that is reasonably necessary for the Exchange Agent to perform its obligations, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who has not previously surrendered their Certificate of Certificates, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss

5 and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration as provided for in this Agreement. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of the Certificate shall be entitled to receive in exchange, as applicable, (i) a New Certificate representing that number of shares of Buyer Common Stock to which the former holder of Company Common Stock shall have become entitled pursuant to this Agreement, (ii) a check or wire transfer representing that amount of cash to which the former holder of Company Common Stock shall have become entitled pursuant to this Agreement, and/or (iii) a check or wire transfer representing the amount of cash (if any) payable in lieu of a fractional share of Buyer Common Stock which the former holder has the right to receive in respect of the Certificate surrendered pursuant to this Agreement, and the Certificate so surrendered shall be cancelled. Until surrendered as contemplated by this Section 2.04(b), each Certificate (other than Certificates representing shares described in Section 2.01(b) of this Agreement) shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender the Merger Consideration as provided for in this Agreement and any unpaid dividends and distributions as provided in paragraph (c) of this Section 2.04 and any unpaid dividend with respect to the Company Common Stock with a record date that is prior to the Effective Time. No interest shall be paid or accrued on any cash constituting Merger Consideration (including any cash in lieu of fractional shares) and any unpaid dividends and distributions payable to holders of Certificates. For shares of Company Common Stock held in book entry form, Buyer shall establish procedures for delivery which shall be reasonably acceptable to Company. (c) No dividends or other distributions with a record date after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder shall surrender his or her Certificate in accordance with this Section 2.04. After the surrender of a Certificate in accordance with this Section 2.04, the record holder shall be entitled to the prompt payment of any dividends or other distributions, without any interest, which had become payable with respect to shares of Buyer Common Stock represented by the Certificate. None of Buyer, Company or the Exchange Agent shall be liable to any Person in respect of any shares of Company Common Stock (or dividends or distributions with respect to them) or cash from the Exchange Fund delivered, as required by Law, to a public official pursuant to any applicable abandoned property, escheat, or similar Law. (d) The Exchange Agent and Buyer, as the case may be, shall not be obligated to deliver cash and a New Certificate or New Certificates representing shares of Buyer Common Stock to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of Company Common Stock for exchange as provided in this Section 2.04, or an appropriate affidavit of loss and indemnity agreement and a bond in such amount as may be required in each case by Buyer (but not more than the amount required under Buyer’s contract with its transfer agent). If any New Certificates evidencing shares of Buyer Common Stock are to be issued in a name other than that in which the Certificate evidencing Company Common Stock surrendered in exchange is registered, it shall be a condition of the issuance that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer, and that the Person requesting the exchange pay to the Exchange Agent any transfer or other recordation Tax required by reason of the issuance of a New

6 Certificate for shares of Buyer Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that any Tax has been paid or is not payable. (e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company for twelve (12) months after the Effective Time (as well as any interest or proceeds from any investment of the Exchange Fund) shall be delivered by the Exchange Agent to Buyer. Any shareholders of Company who have not complied with Section 2.04(b) of this Agreement shall thereafter look only to the Surviving Entity for the Merger Consideration deliverable in respect of each share of Company Common Stock the shareholder holds as determined pursuant to this Agreement, in each case without any interest. If outstanding Certificates for shares of Company Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable Law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to the property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Company Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be deemed conclusive. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Certificate, Buyer and the Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Merger Consideration represented by the Certificate and file legal proceedings interpleading all parties to such dispute, and will thereafter be relieved with respect to any claims. (f) Buyer (through the Exchange Agent, if applicable) and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock any amounts as Buyer (or any other applicable withholding agent) is required to deduct and withhold under applicable Law; provided, however, that Buyer or the Exchange Agent, as applicable, shall make commercially reasonably efforts to provide notice to the Person subject to such deduction or withholding of the amount and nature of such deduction or withholding, including providing such Person with a reasonable opportunity to mitigate or eliminate such deduction or withholding. The parties to this Agreement acknowledge that no withholding is expected under applicable U.S. federal income Tax Law as in effect as of the Effective Time (other than with respect to compensatory payments or any deduction or withholding required by reason of the failure by any holder of shares of Company Common Stock to timely provide a duly executed and properly completed IRS Form W-9 or other applicable form pursuant to the letter of transmittal certifying no withholding is expected) with respect to any amounts payable pursuant to this Agreement. Any amounts so deducted and withheld, and timely remitted to the applicable Taxing Authority, shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock for whom the deduction and withholding was made by Buyer (or any other applicable withholding agent).

7 Section 2.05 Anti-Dilution Provisions. In the event Buyer changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Buyer Common Stock, the Exchange Ratio shall be proportionately and appropriately adjusted so as to provide the holders of the Company Common Stock the same economic benefit as contemplated by this Agreement prior to that event; provided that, for the avoidance of doubt, no adjustment shall be made with regard to Buyer Common Stock if (i) Buyer issues additional shares of Buyer Common Stock and receives consideration for such shares (including, without limitation, upon the exercise of outstanding stock options or other equity awards) or (ii) Buyer issues employee or director stock grants or similar equity awards pursuant to a Buyer Benefit Plan in existence as of the date of this Agreement. Section 2.06 Options and Restricted Stock. (a) Each option to purchase Company Common Stock (each sometimes referred to as an “Option,” and collectively sometimes referred to as the “Options”) granted under Company’s 2009 Stock Incentive Plan and 2016 Stock Incentive Plan (as amended, the “Company Equity Plans”), whether vested or unvested, which is outstanding immediately prior to the Effective Time and which has not been exercised or canceled prior thereto shall, at the Effective Time, fully vest (to the extent not vested) and be canceled and, on the Closing Date, Company or Company Bank shall pay to the holder thereof cash in an amount equal to the product of (i) the number of shares of Company Common Stock provided for in each such Option, and (ii) the excess, if any, of (x) the Per Share Cash Equivalent Consideration over (y) the Exercise Price (the “Cash Payment”). Any Option for which the Exercise Price exceeds the Per Share Cash Equivalent Consideration shall be cancelled as of the Effective Time without payment. For purposes of this Section 2.06(a), “Exercise Price” shall mean the exercise price per share of Company Common Stock provided for with respect to such Option. The Cash Payment shall be paid in cash within five (5) Business Days after the Closing Date, shall be made without interest and shall be less applicable tax withholdings. Company shall prohibit the exercise of any Option beginning on and after the fifth (5) trading day immediately preceding the Closing Date. (b) Each award in respect of a share of Company Common Stock subject to vesting, repurchase or other lapse restrictions granted under a Company Equity Plan that is outstanding and unvested immediately prior to the Effective Time (a “Company Restricted Stock Award”) shall automatically vest in full at the Effective Time and shall be considered outstanding shares of Company Common Stock entitled to receive the Merger Consideration. Buyer shall issue the consideration described in this Section 2.06(b), less applicable tax withholdings, within five (5) Business Days following the Closing Date. (c) At the Effective Time, the Company Equity Plans and all related grant agreements thereunder shall terminate and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Company, including the ESPP, shall be of no further force and effect. (d) At or prior to the Effective Time, Company, the board of directors of Company and its compensation committee, as applicable, shall adopt any resolutions and take any

8 actions that are necessary for the treatment of the Options and Company Restricted Stock Awards and to effectuate the provisions of this Section 2.06. Section 2.07 Tax Matters. Notwithstanding anything in this Agreement to the contrary, the parties agree that this Agreement provides for “fixed consideration” within the meaning of Treasury Regulation Section 1.368-1(e)(2)(iii)(A) and, accordingly, the parties intend that the value of the aggregate Stock Consideration (based upon the closing price of the Buyer Common Stock as reported on Nasdaq on the trading day immediately preceding the execution date of this Agreement) would be more than forty percent (40%) of the sum of (i) the aggregate Cash Consideration, (ii) the aggregate Stock Consideration, and (iii) any other amounts that would be considered “boot” received by the shareholders of Company for purposes of Section 368(a) of the Code. Section 2.08 No Dissenters’ Rights. Consistent with the relevant provisions of the MBCA and Company’s Articles of Organization, no shareholder of Company shall have appraisal rights with respect to the Merger. ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMPANY Section 3.01 Making of Representations and Warranties. (a) Concurrently with the execution of this Agreement, Company has delivered to Buyer a schedule (the “Company Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article III or to one or more of its covenants contained in Article V; provided, however, that the mere inclusion of an item on the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Company that such item represents a material exception or fact, event or circumstance or that the item disclosed is or would reasonably be expected to have a Material Adverse Effect with respect to Company. (b) Except (i) as set forth on the Company Disclosure Schedule; provided that any disclosures made with respect to a section of this Article III shall be deemed only to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (ii) as disclosed in any reports, forms, schedules, registration statements and other documents publicly filed by Company with the SEC since December 31, 2023 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature) Company and Company Bank represent and warrant as follows:

9 Section 3.02 Organization, Standing and Authority. (a) Company is a Massachusetts corporation duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts, and is duly registered with the FRB as a bank holding company under the BHC Act and meets the applicable requirements for qualification as a bank holding company under the BHC Act and the regulations of the FRB. Company has full corporate power and authority to carry on its business as now conducted. Company is duly licensed or qualified to do business in the Commonwealth of Massachusetts and each other foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. (b) Company Bank is a Massachusetts chartered trust company duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts. Company Bank’s deposits are insured by the FDIC in the manner and to the full extent permitted by law, and all premiums and assessments required to be paid to the FDIC have been paid by Company Bank when due. Company Bank is a member in good standing of the FHLB. Section 3.03 Capital Stock. The authorized capital stock of Company consists of 40,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock of Company, par value $0.01 per share (“Company Preferred Stock”). As of December 6, 2024, there were (i) no shares of Company Preferred Stock outstanding, (ii) 12,429,635 shares of Company Common Stock outstanding, (iii) 136,615 shares reserved for issuance under existing Options (iv) 61,806 shares held in treasury, (v) no shares held by Company Subsidiaries, and (vi) 269,540 shares reserved for future issuance pursuant to the Company Equity Plans. The outstanding shares of Company Common Stock have been duly authorized and are validly issued and are fully paid and non-assessable. Company Disclosure Schedule 3.03 sets forth the name of each holder of an unvested Company Restricted Stock Award or outstanding Option granted under the Company Equity Plans, identifying the nature of the award; the applicable Company Equity Plan pursuant to which such award was granted; the aggregate amount of unvested Company Restricted Stock Awards and outstanding Options and the weighted average strike price of outstanding Options; as to Options, the number of shares of Company Common Stock subject to each Option, the grant, vesting and expiration dates and the exercise price relating to the Options held; and for restricted stock awards, the number of shares of Company Common Stock subject to each award, and the grant and vesting dates. There are no options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which Company is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Company or any of Company’s Subsidiaries or obligating Company or any of Company’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Company or any of Company’s Subsidiaries other than those listed in Company Disclosure Schedule 3.03. All shares of Company Common Stock subject to issuance as set forth in this Section 3.03 or Company Disclosure Schedule 3.03 shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Company or any of

10 Company’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any of Company’s Subsidiaries or any other securities of Company or any of Company’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. All of the outstanding shares of capital stock of each of Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all such shares are owned by Company or another Subsidiary of Company free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations in Company’s voting rights, charges or other encumbrances of any nature whatsoever. Neither Company nor any of its Subsidiaries has any trust capital securities or other similar securities outstanding. No bonds, debentures, notes or other indebtedness issued by Company or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders of Company may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of Company, are issued or outstanding. Section 3.04 Subsidiaries. (a) (i) Company Disclosure Schedule 3.04(a) sets forth a complete and accurate list of all of Company’s Subsidiaries, including the jurisdiction of organization of each Subsidiary, (ii) Company owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (iii) no equity securities of any of Company’s Subsidiaries are or may become required to be issued (other than to Company) by reason of any contractual right, preemptive right, or otherwise, (iv) there are no contracts, commitments, understandings, or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Company or a wholly-owned Subsidiary of Company), (v) there are no contracts, commitments, understandings, or arrangements relating to Company’s rights to vote or to dispose of the securities of any Subsidiary and (vi) all of the equity securities of each Subsidiary held by Company, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and are owned by Company free and clear of all Liens. (b) Except as set forth in Company Disclosure Schedule 3.04(b), Company does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind. (c) Each of Company’s Subsidiaries has been duly organized and qualified and is in good standing under the Laws of the jurisdiction of its organization and, as applicable, is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. A complete and accurate list of all such jurisdictions, as applicable, is set forth on Company Disclosure Schedule 3.04(a). Section 3.05 Corporate Power. Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its

11 properties and assets; and each of Company and Company Bank has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and to consummate the contemplated transactions, subject to receipt of all necessary approvals of Governmental Authorities and the approval of Company’s shareholders of this Agreement and Company of the Plan of Bank Merger. Section 3.06 Corporate Authority. Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been adopted by the board of directors of Company. The execution and delivery of the Bank Plan of Merger and the consummation of the Bank Merger have been adopted by the board of directors of Company Bank. Except for the approval of this Agreement by the holders of at least two-thirds (2/3rds) of the Company Common Stock outstanding and entitled to vote thereon (the “Requisite Company Shareholder Approval”) and the approval of the Plan of Bank Merger by Company, in its capacity as the sole shareholder of Company Bank, no other corporate proceedings on the part of Company are necessary to approve this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby. Company’s board of directors has directed that this Agreement be submitted to Company’s shareholders for approval and, except for the receipt of the Requisite Company Shareholder Approval in accordance with the MBCL, Company’s Articles of Organization and Bylaws, no other vote of the shareholders of Company is required by Law, Company’s Articles of Organization or Bylaws to approve this Agreement and the transactions contemplated by this Agreement. Each of Company and Company Bank has duly executed and delivered this Agreement and, assuming due authorization, execution, and delivery by Buyer and Buyer Bank, this Agreement is a valid and legally binding obligation of Company and Company Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles). Section 3.07 Regulatory Approvals; No Defaults. (a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained in connection with the execution, delivery, or performance by Company of this Agreement or to consummate the contemplated transactions (including the Bank Merger), except for (i) as applicable, filings of, applications or notices with, and consents, approvals or waivers by, or the making of satisfactory arrangements with, the FRB, the FDIC, and the Massachusetts Commissioner of Banks, (ii) the Requisite Company Shareholder Approval, (iii) the approval of the Bank Merger and the Plan of Bank Merger by Company, the sole shareholder of Company Bank and the filing of the Bank Merger Certificates; (iv) the filing and effectiveness of the Registration Statement with the SEC, (v) the approval of the listing on The Nasdaq Global Select Market (“Nasdaq”) of the Buyer Common Stock to be issued in the Merger (the “Buyer Share Issuance”) and (vi) the filing of the Articles of Merger with the Secretary of the Commonwealth of Massachusetts. Each consent, approval, receipt, or waiver by the FRB, the FDIC and the Massachusetts Commissioner of Banks as referred to in clause (i) is a “Regulatory Approval.” To Company’s Knowledge as of the date of this Agreement, there is no fact or circumstance relating to Company that would reasonably be expected to result in any of the approvals set forth above

12 and referred to in Section 6.01(b) not being received in order to permit consummation of the Merger and Bank Merger on a timely basis. (b) Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the immediately preceding paragraph and the expiration of the related waiting periods, the execution, delivery, and performance of this Agreement by Company and Company Bank, as applicable, and the consummation of the transactions contemplated by this Agreement do not and will not (i) constitute a breach or violation of, or a default under, the Articles of Organization or Bylaws (or similar governing documents) of Company or any of its Subsidiaries or Affiliates, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction or Privacy Obligation applicable to Company or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries or Affiliates under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Company or any of its Subsidiaries or Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company. Section 3.08 SEC Documents; Other Reports; Internal Control. (a) Company has filed all required reports, forms, schedules, registration statements and other documents with the SEC since December 31, 2021 (the “Company Reports”) and, to the Knowledge of Company, has paid all associated fees and assessments due and payable. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing, as of the date of that subsequent filing), the Company Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC applicable to such Company Reports, and none of the Company Reports when filed with the SEC, and if amended, as of the date of the amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Company Reports. None of Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. (b) Company and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments, that they were required to file since December 31, 2021 with any Governmental Authority (other than Company Reports) and have paid all fees and assessments due and payable in connection with any filings Company was required to make. Subject to Section 9.06 of this Agreement, except for normal examinations conducted by a Governmental Authority in the regular course of the business

13 of Company and its Subsidiaries, no Governmental Authority has notified Company that it has initiated any proceeding or, to Company’s Knowledge, threatened any investigation into the business or operations of Company or any of its Subsidiaries since December 31, 2021. Subject to Section 9.06 of this Agreement, there is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Authority of, Company or any of its Subsidiaries. (c) Based on its most recent evaluation prior to the date of this Agreement, Company has not had to disclose to Company’s outside auditors and the audit committee of Company’s board of directors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect Company’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting. (d) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access to them), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Company and its Subsidiaries have devised and maintained and currently maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. (e) Company has implemented and maintained and currently maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that material information relating to Company and its Subsidiaries is made known to the management of Company by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Company Reports. (f) Since December 31, 2021, (x) neither Company nor any of its Subsidiaries nor, to Company’s Knowledge, any director, officer, employee, auditor, accountant or representative of Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in inappropriate accounting or auditing practices, and (y) no attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duties or similar violation by Company or any of its officers, directors, employees, or agents to the board of directors of Company or any committee of the board of directors or, to Company’s Knowledge, to any director or officer of Company.

14 Section 3.09 Financial Statements; Undisclosed Liabilities. (a) The financial statements of Company (including any related notes and schedules) included in the Company Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC (except in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly disclosed in the financial statements or in the notes thereto), and fairly present, in all material respects, the consolidated financial position of Company and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of Company and its Subsidiaries as of the dates and for the periods shown. The books and records of Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. (b) Except for (i) those liabilities that are fully reflected or reserved for in the audited consolidated financial statements of Company included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC, (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2023 in amounts consistent with past practice (including such liabilities contained in the Company Reports); (iii) liabilities that have been discharged or paid in full before the Effective Date; or (iv) liabilities or obligations incurred directly as a result of this Agreement, neither Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than pursuant to or as contemplated by this Agreement or that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect with respect to Company. (c) Company Disclosure Schedule 3.09(c) includes a copy of Company’s Consolidated Financial Statements for Bank Holding Companies (on Form FR Y-9C) as of September 30, 2024 which includes information regarding “off-balance sheet arrangements” effected by Company. (d) To the Knowledge of Company, RSM US LLP, which has expressed its opinion with respect to the financial statements of Company and its Subsidiaries (including the related notes), is and has been throughout the periods covered by such financial statements “independent” with respect to Company within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board. Section 3.10 Absence of Certain Changes or Events. (a) Since December 31, 2023 (the “Company Balance Sheet Date”), there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows, or properties of Company or any of its

15 Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Company, and to the Knowledge of Company, no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to Company in the future, (ii) any change by Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable Law or GAAP or regulatory accounting as concurred in by Company’s independent accountants, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice, (iv) any material election made by Company or any of its Subsidiaries for federal or state income tax purposes, (v) any material change in the credit policies or procedures of Company or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive, (vi) other than loans and loan commitments, investment securities, and other real estate owned in the ordinary course of business and consistent with past practice, any material acquisition or disposition of any assets or properties, or any contract for any acquisition or disposition entered into, or (vii) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice. (b) Except as otherwise expressly permitted or expressly contemplated by this Agreement, and except as set forth in Company Disclosure Schedule 3.10(b), since the Company Balance Sheet Date, Company and its Subsidiaries have carried on its business in the ordinary course consistent with past practice and there has not been: (i) any entry by Company or any of its Subsidiaries into any contract or commitment of more than (A) $100,000 in the aggregate or (B) $100,000 per annum with a term of more than one year, other than borrowings, loans and loan commitments in the ordinary course of business, or (ii) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of Company or any of its Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any action not in the ordinary course of business with respect to the compensation or employment of directors, officers, or employees of Company or any of its Subsidiaries. Section 3.11 Legal Proceedings. (a) Subject to Section 9.06 of this Agreement, neither Company nor any of its Subsidiaries is, or since December 31, 2021, has been, a party to any, nor are there any pending or, to Company’s Knowledge, threatened, civil, criminal, administrative or regulatory actions, suits, demand letters, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of noncompliance or other proceedings of any nature against Company or any of its Subsidiaries that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, or challenge the validity or propriety of the transactions contemplated by this Agreement.

16 (b) Subject to Section 9.06 of this Agreement, there is, and since December 31, 2021 has been, no injunction, order, judgment, or decree imposed upon Company, any of its Subsidiaries, or the assets of Company or any of its Subsidiaries, and neither Company nor any of its Subsidiaries has been advised of, or is aware of, the threat of any such action. Section 3.12 Compliance With Laws. (a) Company and each of its Subsidiaries is and since December 31, 2021, has been in compliance in all material respects with all applicable federal, state, local statutes, Laws, Privacy Obligations, regulations, ordinances, rules, judgments, orders or decrees or applicable to Company, its Subsidiaries and their respective employees, including without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and any other Law relating to discriminatory lending, financing or leasing practices, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes- Oxley Act and the Dodd-Frank Act. (b) Company and each of its Subsidiaries has all material permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease their properties and to conduct their business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Company’s Knowledge, no suspension or cancellation of any of them is threatened. (c) Subject to Section 9.06 of this Agreement, neither Company nor any of its Subsidiaries has received, since December 31, 2021, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Company’s Knowledge, do any grounds for any of the foregoing exist). (d) Company has not engaged in any activities permissible only for a financial holding company under Section 4(k) of the BHC Act. Section 3.13 Material Contracts; Defaults. (a) Other than as set forth on Company Disclosure Schedule 3.13(a), neither Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) or amendment thereto (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which would entitle any present or former director, officer, employee or agent of Company or any of its Subsidiaries to indemnification from Company or any of its Subsidiaries, (iii) which provides that the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (iv) which grants any right of first refusal, right of first offer, or similar right with respect to any material assets or properties of Company and or Subsidiaries, (v) which provides

17 for payments to be made by Company or any of its Subsidiaries upon a change in control, (vi) under which Company or any of its Subsidiaries licenses (or grants or is granted rights in or to use) any material Intellectual Property, other than non-exclusive (x) in-licenses to off-the-shelf software with fees of less than $100,000 individually or in the aggregate or (y) out-licenses granted in the ordinary course of business, (vii) which provides for the lease of personal property having a value in excess of $100,000 individually or $100,000 in the aggregate, (viii) which relates to capital expenditures and involves future payments in excess of $100,000 individually or $100,000 in the aggregate, (ix) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of Company’s business, (x) which is not terminable on sixty (60) calendar days or less notice and involving the payment of more than $100,000 per annum, (xi) which materially restricts the conduct of any business by Company of any of its Subsidiaries or contains any exclusivity, most-favored nations or similar provisions, (xii) which relates to any indebtedness for borrowed money, any debt securities or any swaps, hedging or derivatives arrangements (or the guarantee of any of the foregoing by Company or any of its Subsidiaries), (xiii) which is a settlement, consent or similar agreement and contains any material continuing obligations of Company or any of its Subsidiaries or (xiv) except as filed with the Company Reports prior to the date hereof, which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (collectively, “Material Contracts”). Company has previously made available to Buyer true, complete, and correct copies of each Material Contract. (b) (i) Each Material Contract is valid and binding on Company or its applicable Subsidiary and in full force and effect, and, to the Knowledge of Company, is valid and binding on the other parties thereto, (ii) Company and each of its Subsidiaries and, to the Knowledge of Company, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Material Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Company or any of its Subsidiaries or, to the Knowledge of Company, any other party thereto, under any such Material Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Company. No power of attorney or similar authorization given directly or indirectly by Company is currently outstanding. (c) Company Disclosure Schedule 3.13(c) contains a schedule showing the present value of the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement), under any employment, change-in-control, severance, salary continuation, deferred compensation, supplemental retirement or similar contract, plan or arrangement with or which covers any present or former employee, director or consultant of Company or any of its Subsidiaries and identifying the types and estimated amounts of the in-kind benefits due under any Company Pension Plan (other than a plan qualified under Section 401(a) of the Code), Company Benefit Plan or Material Contract for each such person, specifying the assumptions in such schedule. The failure of Company to include immaterial amounts (both individually or in the aggregate) under this Section 3.13(c) shall not constitute a breach thereof.

18 (d) Other than the consents, approvals, authorizations, notices or other actions (collectively, “Company Third Party Consents”) required under Material Contracts as set forth on Company Disclosure Schedule 3.13(d), no third-party consent by any Person is required in connection with the execution, delivery, and performance of this Agreement and the consummation of the transactions it contemplates. Section 3.14 Agreements with Regulatory Agencies. Subject to Section 9.06 of this Agreement, neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority that currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policies, its management, its business or its operations (each, a “Company Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised in writing, or, to the Knowledge of Company, orally by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement. Subject to Section 9.06 of this Agreement, to Company’s Knowledge, there are no investigations relating to any material regulatory matters pending before any Governmental Authority with respect to Company or any of its Subsidiaries. Section 3.15 Brokers. Neither Company, Company Bank nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions, or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Company has engaged, and will pay a fee or commission to, Piper Sandler & Co. (“Piper Sandler”) in accordance with the terms of a letter agreement between Piper Sandler and Company, a true, complete, and correct copy of which has been delivered by Company to Buyer. Company Disclosure Schedule 3.15 sets forth Piper Sandler’s fees and commissions payable in connection with the transactions contemplated by this Agreement. Section 3.16 Employee Benefit Plans. (a) All material Company Benefit Plans are identified on Company Disclosure Schedule 3.16(a). True and complete copies of all material Company Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Company Benefit Plans and all amendments to them, IRS Forms 5500 (for the three (3) most recently completed plan years), current summary plan descriptions, and the most recent IRS determination or opinion letters with respect to them, have been made available to Buyer, in each case, to the extent applicable. (b) All Company Benefit Plans are in compliance in form and operation with all applicable Laws, including ERISA and the Code. Each Company Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS that is currently in effect, and no circumstance, to Company’s Knowledge, exists that would reasonably be expected to result in revocation of any such favorable determination letter or the loss of the qualification of the

19 Company Pension Plan under Section 401(a) of the Code. There is no pending or, to Company’s Knowledge, threatened litigation relating to the Company Benefit Plans. Neither Company nor any of its Subsidiaries has engaged in, or is aware of, a transaction with respect to any Company Benefit Plan or Company Pension Plan that, assuming the taxable period of the transaction expired as of the date of this Agreement, would reasonably be expected to subject Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. (c) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA (including any multiple employer plan as described in 29 C.F.R. Section 4001.2), currently or formerly maintained or contributed to by Company, any of its Subsidiaries or any entity which is considered one employer with Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Neither Company nor any ERISA Affiliate has contributed to (or been obligated to contribute to) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, a “multiple employer plan” within the meaning of Section 4063 and 4064 of ERISA or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, in each case, at any time during the six (6)-year period ending on the Closing Date, and neither Company nor any of its Subsidiaries has incurred, and does not expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the thirty (30)-day reporting requirement has not been waived, has been required to be filed for any Company Pension Plan or by any ERISA Affiliate within the thirty six (36)-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement. (d) All contributions required to be made with respect to all Company Benefit Plans have been timely made or have been reflected on the financial statements of Company to the extent required by GAAP. With respect to each Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted and (ii) no such Company Benefit Plan is considered to be an “at-risk” plan within the meaning of Section 430 of the Code or Section 303 of ERISA. (e) Other than as set forth on Company Disclosure Schedule 3.16(e), neither Company nor any of its Subsidiaries has any obligations for retiree health or life benefits under any Company Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality. All Company Benefit Plans that are group health plans have been operated in compliance with the group health plan continuation requirements of Section 4980B of the Code and Sections 601-609 of ERISA, the certification of prior coverage and other requirements of Sections 701-702 and 711-713 of ERISA and the terms and conditions of the Patient Protection and Affordable Care Act. Company may amend or terminate any such Company Benefit Plan at any time without incurring any liability thereunder, other than routine administrative costs.

20 (f) Other than as set forth on Company Disclosure Schedule 3.16 or as otherwise expressly provided in this Agreement, the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will not (i) entitle any Company Employee to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement under any Company Benefit Plans, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Company Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Company Benefit Plans, (iv) result in any payment under any Company Benefit Plans that would be a “parachute payment” as defined in Section 280G of the Code, (v) limit or restrict the right of Company or Company Bank or, after the consummation of the transactions contemplated by this Agreement, Buyer or any of its Subsidiaries, to merge, amend, or terminate any of the Company Benefit Plans, (vi) result in payments under any of the Company Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code, or (vii) result in any accounting accruals under any Company Benefit Plans not in the ordinary course of business. Set forth on Company Disclosure Schedule 3.16 is a true, correct and complete copy of Company’s Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby. (g) No Company Benefit Plan provides for the indemnification, gross-up or reimbursement of Taxes under Section 4999 of the Code. (h) Each Company Benefit Plan that is a deferred compensation plan is in compliance with Section 409A of the Code, to the extent applicable. (i) Company Disclosure Schedule 3.16(i) sets forth the monetary amounts payable as of the date specified on such Schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as tax indemnification payments in respect of income or excise taxes), under any employment, change-in-control, severance, salary continuation, deferred compensation, supplemental retirement or similar contract, plan or arrangement with or which covers any present or former director, officer or employee of Company or any of its Subsidiaries who may be entitled to any amount and identifying the types and estimated amounts of the in-kind benefits due under any Company Benefit Plans (other than a plan qualified under Section 401(a) of the Code) for each such person, specifying the assumptions in such schedule and providing estimates of other required contributions to any trusts for any related fees or expenses. (j) Each Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the applicable plan pursuant to which it was issued, (B) has an exercise price per share equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant (as determined pursuant to the applicable Company Equity Plan) and has not otherwise been modified within the meaning of Section 409A of the Code, (C) has a grant date identical to the date on which Company’s board of directors or compensation committee actually awarded it, and (D) qualifies for the tax and accounting treatment afforded to such award in Company’s tax returns and Company’s financial statements, respectively.

21 (k) Company maintains no split dollar life insurance for the benefit of any current or former executive, employee director or other service provider (the “Split Dollar Policies”). Company has previously provided a true and complete copy of each Split Dollar Policy and the relevant releases for each person previously a beneficiary or owner of all or a portion of a split dollar policy previously maintained by Company or its Subsidiaries. Except as described in Company Disclosure Schedule 3.16(k), no Split Dollar Policy provides for any additional rights, including vesting or limitations on termination of any such policy, in connection with a change in control or termination of service. Section 3.17 Labor Matters; Employment. (a) Neither Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Company’s Knowledge threatened, asserting that Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Company’s Knowledge, threatened, nor, to Company’s Knowledge, is there any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity. (b) Company and its Subsidiaries are in compliance in all material respects with, and since December 31, 2021, have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, classification of employees and independent contractors, equitable pay practices, privacy right, labor disputes, employment discrimination, sexual harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other Laws in respect of any reduction in force (including notice, information and consultation requirements). (c) (i) To Company’s Knowledge, no written allegations of sexual harassment or sexual misconduct have been made in the past five (5) years against any person who is a current member of the board of directors of Company or a current officer of Company or its Subsidiaries categorized at or above Senior Vice President, (ii) in the past five (5) years neither Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any current officer at or above Senior Vice President, and (iii) there are no proceedings currently pending or, to the Knowledge of Company, threatened related to any allegations of sexual harassment or sexual misconduct by any current member of the board of directors of Company, any current Section 16 officer or any Senior Vice President. Section 3.18 Environmental Matters. (a) There has been no Release of, contamination by, or exposure of any Person to any Hazardous Substance (including at any facility or property in which Company or any of its Subsidiaries holds a security interest, Lien or a fiduciary or management role (“Company Loan

22 Property”)) that has or could give rise to any liability under Environmental Law for Company or any of its Subsidiaries. (b) Company and each of its Subsidiaries is and has been in compliance, in all material respects, with all Environmental Laws, which compliance includes obtaining and complying with all permits, licenses, registrations and other authorizations required pursuant to Environmental Laws. (c) Neither Company nor any of its Subsidiaries has received (i) any written notice, demand letter, claim, order, decree, report or other information regarding any actual or alleged violation of, or liability under, any Environmental Law or (ii) any written request for information reasonably indicating an investigation or other inquiry by any Governmental Authority concerning a possible violation of, or liability under, any Environmental Law. (d) No Lien or encumbrance has been imposed on any facility or property owned by Company or on any Company Loan Property in connection with any liability or potential liability arising from or related to Environmental Law and, to Company’s Knowledge, there is no action, proceeding, writ, injunction, or claim pending or threatened which could result in the imposition of any such Lien or encumbrance. (e) To Company’s Knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, per- or polyfluoroalkyl substances, mold, prior manufacturing operations, dry-cleaning, or automotive services) involving Company, any of its Subsidiaries, any predecessor, any currently or formerly owned, leased or operated facility or property, or any Company Loan Property, that could reasonably be expected in connection with any Environmental Law to (i) result in any claim, liability, or investigation against Company or any of its Subsidiaries, (ii) result in any restriction on the ownership, use, or transfer of any facility or property, or (iii) adversely affect the value of any Company Loan Property. (f) Company and its Subsidiaries have furnished to Buyer all environmental assessments, audits, reports, and other material documents and information in their possession or control relating to Company, any of its Subsidiaries, any predecessor, any facility or property currently or formerly owned. leased or operated by Company or any of its Subsidiaries, or any Company Loan Property. (g) There is no litigation pending or, to Company’s Knowledge, threatened against Company or any of its Subsidiaries relating to any facility or property now or formerly owned or operated by Company or any of its Subsidiaries or any predecessor or any Company Loan Property, before any court or Governmental Authority (i) for alleged noncompliance (including by any predecessor) with or liability under any Environmental Law or (ii) relating to the Release of any Hazardous Substance. (h) To Company’s Knowledge, there are no underground storage tanks on, in or under any property currently owned or operated by Company or any of its Subsidiaries, or any Company Loan Property and, to Company’s Knowledge, no underground storage tank has been closed or removed from any Company Loan Property.

23 Section 3.19 Tax Matters. (a) Each of Company and its Subsidiaries has timely filed all income and other material Tax Returns that it was required to file under applicable Laws prior to the Effective Time, other than Tax Returns that are not yet due or for which a valid request for extension was filed consistent with requirements of applicable Laws. All such Tax Returns are correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All income and other material Taxes due and owing by Company or any of its Subsidiaries (whether or not shown on any the Tax Returns of Company or its Subsidiaries, as applicable) have been timely paid, other than any Taxes that have been reserved or accrued on the balance sheet of Company in accordance with GAAP. Neither Company nor any Subsidiary is the beneficiary of any extension of time within which to file any Tax Return (other than an automatic extension of time to file, obtained in the ordinary course of business), and neither Company nor any of its Subsidiaries currently has any open tax years for which the applicable statute of limitations has been extended or suspended. No written claim has ever been made by an authority in a jurisdiction where Company or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable, or Taxes that are being contested in good faith through appropriate proceedings and for which adequate provision has been made on the balance sheet of Company in accordance with GAAP) upon any of the assets of Company or any of its Subsidiaries. (b) Each of Company and its Subsidiaries has withheld and paid all income or other material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party. (c) No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or, are pending or, to Company’s Knowledge, threatened with respect to Company or any Subsidiary. Other than with respect to audits that have already been completed and resolved, neither Company nor any Subsidiary has received from any foreign, federal, state, or local Taxing Authority (including in jurisdictions where Company or any Subsidiary has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) written request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against Company or any Subsidiary. (d) Company has made available to Buyer true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Company and its Subsidiaries for taxable periods ended December 31, 2023 and 2022. Company has made available to Buyer correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by Company or any Subsidiary filed for the years ended December 31, 2023 and 2022. Company and each Subsidiary have timely and properly taken such actions in response to and in compliance with written notices Company or any Subsidiary has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by Law. Neither Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or

24 deficiency, which waiver or extension is still in effect, and no request to waive or extend such a statute of limitations or time period has been filed or is currently pending. (e) Neither Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Company and each Subsidiary have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Company nor any Subsidiary is a party to or bound by any Tax indemnity, allocation or sharing agreement (other than an agreement with Company Bank and its Subsidiaries or such provisions in a commercial agreement the principal purpose of which is not Tax). Neither Company nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), or (ii) has liability for the Taxes of any Person (other than Company or any Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise. (f) Neither Company nor any Subsidiary shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date. (g) Within the two (2) years period ending on the date hereof, neither Company nor any Subsidiary has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code. (h) Neither Company nor any Subsidiary is or has been a party to any “listed transaction”, as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2). (i) Neither Company nor any Subsidiary has deferred the payment of any Tax or claimed or received any Tax refund or credit pursuant to the CARES Act, any similar statutory relief, or any other Tax legislation related to the COVID-19 pandemic or pursuant to any written agreement with a Taxing Authority that remains unpaid. (j) Company Disclosure Schedule 3.19(j) sets forth the entity classification of each Subsidiary of Company for U.S. federal income Tax purposes. (k) Each of Company and its Subsidiaries has materially complied with escheat and unclaimed property obligations.

25 (l) Neither Company nor any Subsidiary has taken or agreed to take any action, has failed to take or agreed not to take any action or has Knowledge of any fact, agreement, plan, or other circumstance that could reasonably be expected to prevent or impede the Merger and the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Section 3.20 Investment Securities; Borrowings; Deposits. (a) Company has made available to Buyer the investment securities, mortgage backed securities and any other securities owned by Company or any of its Subsidiaries, as of October 31, 2024, as well as their descriptions, CUSIP numbers, book values, market values and coupon rates. Each of Company and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to Company’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Company or its Subsidiaries. Such securities and commodities are valued on the books of Company in accordance with GAAP in all material respects. Other than Company’s ownership of capital stock of Company Bank, neither Company nor any of its Affiliates owns in excess of 5% of any class of voting securities or the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, bank or bank holding company, insurance company, mortgage or loan broker, or any other financial institution. Except for investments in FHLB stock, FRB stock, and the Bank Term Funding Program and pledges to secure FHLB or FRB borrowings and reverse repurchase agreements entered into in arm’s-length transactions pursuant to normal commercial terms and conditions and entered into in the ordinary course of business and restrictions that exist for securities to be classified as “held to maturity,” none of the investment securities held by Company or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment to freely dispose of such investment at any time. (b) Company has made available to Buyer a true and complete list, as of October 31, 2024, of the borrowed funds (excluding deposit accounts) of Company and its Subsidiaries. (c) Company has made available to Buyer a true and complete list, as of October 31, 2024, of the deposits of Company or any of its Subsidiaries that are “brokered” or “listing service” deposits. (d) Company and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Company believes are prudent and reasonable in the context of their respective businesses, and Company and its Subsidiaries have, since January 1, 2022, been in compliance with such policies, practices and procedures in all material respects. Section 3.21 Derivative Transactions. (a) All Derivative Transactions entered into by Company or any of its Subsidiaries or for the account of any of its customers were entered into in accordance with

26 applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Company or any of its Subsidiaries, and were entered into with counterparties believed at the time by Company or any of its Subsidiaries, as applicable, to be financially responsible and able to understand (either alone or in consultation with its advisers) and to bear the risks of such Derivative Transactions. Company and each of its Subsidiaries have duly performed, in all material respects, all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to Company’s Knowledge, there are no breaches, violations, or defaults or allegations or assertions of default by any party to the Derivative Transactions. (b) No Derivative Transaction, were it to be a Loan held by Company, would be classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import. Each Derivative Transaction is listed on Company Disclosure Schedule 3.21(b), and the financial position of Company under or with respect to each has been reflected in the books and records of Company in accordance with GAAP consistently applied and no open exposure of Company with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exceeds $250,000. Section 3.22 Regulatory Capitalization. Company Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Section 3.23 Loans; Nonperforming and Classified Assets. (a) As of the date of this Agreement, neither Company nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest- bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of October 31, 2024, more than sixty (60) calendar days delinquent in payment of principal or interest or in default of any other material provision. Company Disclosure Schedule 3.23 identifies (x) each Loan that, as of October 31, 2024, was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Company or Company Bank, together with the principal amount of and accrued and unpaid interest on each Loan and the identity of the borrower, and (y) each asset of Company that as of September 30, 2024 was classified as other real estate owned (“OREO”) and its book value as of the date of this Agreement. Set forth on Company Disclosure Schedule 3.23 is a true and correct copy of Company’s Loan Exception Report as of October 31, 2024. (b) Each material Loan held in Company Bank’s loan portfolio (“Company Loan”) (i) is evidenced by notes, agreements, or other evidences of indebtedness that are true, genuine, and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to Company’s Knowledge, is a legal, valid, and binding obligation of the obligor named in such documents, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

27 (c) All currently outstanding Company Loans were solicited, originated, and, currently exist in material compliance with all applicable requirements of Law and Company Bank’s lending policies at the time of origination or purchase of the Company Loans, and the loan documents with respect to each Company Loan are complete and correct in all material respects. There are no oral modifications or amendments or additional agreements related to the Company Loans that are not reflected in the written records of Company Bank. Other than loans pledged to the FHLB or the FRB, all such Company Loans are owned by Company Bank free and clear of any Liens. No claims of defense as to the enforcement of any Company Loan have been asserted in writing against Company Bank for which there is a reasonable possibility of an adverse determination, and each of Company and Company Bank is aware of no acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim, or defense for which there is a reasonable possibility of an adverse determination to Company Bank with respect to any material Company Loan. None of the Company Loans are presently serviced by third parties, and there is no obligation which could result in any Loan becoming subject to any third-party servicing. (d) Neither Company nor Company Bank is a party to any agreement or arrangement with (or otherwise obligated to) any Person that obligates Company to repurchase from that Person any Loan or other asset of Company or Company Bank, unless there is material breach of a representation or covenant by Company or its Subsidiaries. Section 3.24 Allowance; Impairment. (a) Company’s allowance for credit losses as reflected in Company’s audited balance sheet as of September 31, 2024 was, and the allowance shown on the balance sheets in Company financial statements for periods ending after such date, in the reasonable judgment of management, was as of their dates, in compliance with Company’s existing methodology for determining the adequacy of its allowance for credit losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP, and is, in the reasonable judgment of management, adequate under all such standards. (b) As of September 31, 2024, any impairment on loans, investments, derivatives and any other financial instrument in the Company Financial Statements was accounted for under GAAP. Section 3.25 Administration of Trust and Fiduciary Accounts. The Company and Company Bank have administered all accounts for which they act as a fiduciary or agent, including but not limited to accounts for which they serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal Law and regulation and common law in all material respects, and Company and Company Bank have not received any written customer demands, complaints, or other communications that are unresolved and which assert facts or circumstances that would, if true, constitute a breach of trust with respect to any fiduciary or agency account. Section 3.26 Investment Management and Related Activities. None of Company, any of its Subsidiaries or Company’s or its Subsidiaries’ employees is required to be registered, licensed, or authorized under the Laws issued by any Governmental Authority as an investment adviser, a

28 broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority. Section 3.27 Repurchase Agreements. With respect to all agreements pursuant to which Company or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Company or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date of this Agreement, the value of such collateral equals or exceeds the amount of the debt it secures. Section 3.28 CRA, Anti-Money Laundering and Customer Information Security. Neither Company nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to Company’s Knowledge, none of Company and its Subsidiaries has been advised of, or has any reason to believe (because of Company Bank’s Home Mortgage Disclosure Act data for the fiscal year ended December 31, 2023, filed with the FDIC, or otherwise) that any facts or circumstances exist which would cause Company Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act and its implementing regulations, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in material violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti- money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule, or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and its implementing regulations, as well as the provisions of the information security program adopted by Company Bank pursuant to Appendix B to 12 C.F.R. Part 364. Furthermore, the board of directors of Company Bank has adopted and Company Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act. Company Bank has implemented a program with respect to the beneficial ownership requirements set forth in the final rule on Customer Due Diligence Requirements for Financial Institutions found in 81 Federal Register 29397 (July 11, 2016) and 31 C.F.R. § 1010 et seq. Section 3.29 Transactions with Affiliates. Except as set forth in Company Disclosure Schedule 3.29, there are no outstanding amounts payable to or receivable from, or advances by Company or any of its Subsidiaries to, and neither Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, Executive Officer, five percent or greater shareholder, or other Affiliate of Company or any of its Subsidiaries, or to Company’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Company or any of its Subsidiaries and other than deposits held by Company Bank in the ordinary course of business. Except as set forth in Company Disclosure

29 Schedule 3.29, neither Company nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective directors, Executive Officers, or other Affiliates other than deposit accounts of those individuals at Company Bank. All agreements between Company and any of its Affiliates comply in all material respects, to the extent applicable, with Sections 23A and 23B of the Federal Reserve Act and the FRB’s Regulation W (12 C.F.R. Part 223). Section 3.30 Tangible Properties and Assets. (a) Company Disclosure Schedule 3.30 sets forth a true, correct, and complete list of all material personal property, except for items having a book value of less than $10,000, owned by Company and each of its Subsidiaries. Except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, Company or its Subsidiary has good, valid, and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the personal property, and other assets (tangible or intangible), used, occupied, and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent and (ii) Liens incurred in the ordinary course of business or imperfections of title, easements, and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy, or operation of any material asset. (b) Company Disclosure Schedule 3.30 sets forth a true, correct, and complete schedule of all real property (by name and location) owned by Company or any of its Subsidiaries (the “Owned Real Property”). The Company or one of its Subsidiaries (a) has good and marketable title to all of the Owned Real Property, free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable or that are being contested in good faith through appropriate proceedings and for which adequate provision has been made on the balance sheet of Company in accordance with GAAP, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties. (c) Company Disclosure Schedule 3.30 sets forth a true, correct, and complete schedule of all leases, subleases, licenses and other agreements under which Company uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases” and together with the Owned Real Property, the “Company Real Property”). Each of the Leases is valid, binding, and in full force and effect and neither Company nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by Company or any of its Subsidiaries of, or material default by Company or any of its Subsidiaries in, the performance of any covenant, agreement, or condition contained in any Lease, and to Company’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement, or condition contained in such Lease. There is no pending or, to Company’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action, or governmental or regulatory

30 investigation of any nature with respect to the real property that Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any real property by eminent domain. Company and each of its Subsidiaries has paid all rents and other charges to the extent due under the Leases. There are no material pending or, to the Knowledge of Company, threatened condemnation proceedings against any Company Real Property. Section 3.31 Intellectual Property. Company Disclosure Schedule 3.31 sets forth a true, complete, and correct list of all registered or applied-for Owned Intellectual Property. Company or its Subsidiaries exclusively owns all Owned Intellectual Property, free and clear of all Liens. The Owned Intellectual Property registrations and applications are subsisting, unexpired, valid and enforceable, and since December 31, 2021, neither Company nor any of its Subsidiaries has received notice of a claim alleging otherwise. The conduct of the business of Company or any of its Subsidiaries does not violate, misappropriate, or infringe (collectively, “Infringe”) the Intellectual Property of any third party and since December 31, 2021, neither Company nor any of its Subsidiaries has received any written notice alleging same. To the Knowledge of Company, no Person is Infringing any Owned Intellectual Property. Section 3.32 Insurance. (a) Company Disclosure Schedule 3.32 identifies all of the material insurance policies, binders, or bonds currently maintained by Company and its Subsidiaries, other than credit-life policies (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims involving more than $50,000. Company and each of its Subsidiaries is insured with reputable insurers against such risks and in amounts as the management of Company reasonably has determined to be prudent. All the Insurance Policies are in full force and effect, and neither Company nor any of its Subsidiaries is in material default of them and all claims under the Insurance Policies have been filed in a timely fashion. (b) Company Disclosure Schedule 3.32 sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Company or its Subsidiaries, including the value of BOLI as of October 31, 2024. The value of such BOLI is and has been fairly and accurately reflected in Company’s balance sheet in accordance with GAAP. Section 3.33 Anti-Takeover Provisions. The board of directors of Company has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or any similar provisions of Company’s Articles of Organization or Bylaws (collectively, “Takeover Restrictions”). In accordance with Section 3-202 of the MBCA, no appraisal or dissenters’ rights will be available to the holders of Company Common Stock in connection with the Merger. Section 3.34 Fairness Opinion. The board of directors of Company has received the written opinion of Piper Sandler to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date of this Agreement the Merger Consideration is fair

31 to the holders of Company Common Stock from a financial point of view. Piper Sandler has not amended or rescinded that opinion as of the date of this Agreement. Section 3.35 Information Supplied. None of the information supplied or to be supplied by or on behalf of Company or Company Bank for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement will, in the case of the Registration Statement, at the time the Registration Statement is declared effective by the SEC and, in the case of the Proxy Statement, at the time the Proxy Statement is first sent or given to the shareholders of Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable provisions of the Securities Act. Notwithstanding the foregoing, Company and Company Bank make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Buyer or Buyer Bank or any of their directors, officers, agents, advisors and representatives (collectively, “Representatives”) for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement. Section 3.36 Reserved. Section 3.37 Information Security. Company and its Subsidiaries use commercially reasonable and appropriate efforts and measures to protect (i) their trade secrets and confidential information and (ii) the integrity, security and continuous operation of the Systems used in connection with their businesses (and all Personal Data that are Processed thereby), and since December 31, 2021, (x) there have been no breaches, outages, violations, or unauthorized uses of or unauthorized access to same, other than incidents that were resolved without material cost, liability or the duty to notify any Person and (y) such Systems have functioned in accordance with their specifications and intended purpose and have been free of material defects, errors, viruses, malware or other corruptants. Section 3.38 Indemnification. Except as provided in Company’s Articles of Organization and Bylaws or the Material Contracts, neither Company nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or former directors, officers, employees, agents or with any other persons who serve or served in any other capacity with any other enterprise at the request of Company (a “Covered Person”), and, to the Knowledge of Company, there are no claims for which any Covered Person would be entitled to indemnification under Company’s Articles of Organization and Bylaws, applicable Law or any indemnification agreement. Section 3.39 Questionable Payments. None of Company, Company Bank or any of their Subsidiaries, or to Company’s Knowledge, any director, officer, employee, agent or other person acting on behalf of Company, Company Bank or any of its Subsidiaries, has, directly or indirectly: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; (d) established

32 or maintained any unlawful fund of monies or other assets of Company or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Company or any of its Subsidiaries or (f) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other material unlawful payment, regardless of form, whether in money, property or services, to any foreign or domestic governmental official, employee, or agent of any foreign or domestic government. None of Company, Company Bank or any of their Subsidiaries, or to Company’s Knowledge, any director, officer, employee, agent or other person acting on behalf of Company, Company Bank or any of its Subsidiaries, is subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Section 3.40 No Other Representations or Warranties. Except for the representations and warranties made by Company in this Article III or in any certificate delivered with respect thereto, and as qualified by the Company Disclosure Schedule, neither Company nor any other Person makes any express or implied representation or warranty with respect to Company or any of Company’s Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. Company acknowledges and agrees that neither Buyer or Buyer Bank nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article IV or in any certificate delivered with respect thereto. ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER Section 4.01 Making of Representations and Warranties. (a) Concurrently with the execution of this Agreement, Buyer has delivered to Company a schedule (the “Buyer Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or to one or more of its covenants contained in Article V; provided, however, that the mere inclusion of an item on the Buyer Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Buyer that such item represents a material exception or fact, event or circumstance or that the item disclosed is, or would reasonably be expected to have, a Material Adverse Effect with respect to Buyer. (b) Except (i) as set forth on the Buyer Disclosure Schedule; provided that any disclosures made with respect to a section of this Article IV shall be deemed only to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (ii) as disclosed in any reports, forms, schedules, registration statements and other documents publicly filed by Buyer with the SEC since December 31, 2023 prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other

33 statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Buyer and Buyer Bank represent and warrant as follows: Section 4.02 Organization, Standing and Authority. Buyer is a Massachusetts corporation duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts, and is duly registered with the FRB as a bank holding company under the BHC Act and meets the applicable requirements for qualification under the BHC Act and the regulations of the FRB. Buyer has full corporate power and authority to carry on its business as now conducted. Buyer is duly licensed or qualified to do business in the Commonwealth of Massachusetts and each other foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires qualification, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Buyer Bank is a Massachusetts- chartered trust company duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts. Buyer Bank’s deposits are insured by the FDIC in the manner and to the full extent permitted by Law, and all premiums and FDIC assessments required to be paid have been paid by Buyer Bank when due. Buyer Bank is a member in good standing of the FHLB. Section 4.03 Capital Stock. As of November 30, 2024, the authorized capital stock of Buyer consisted solely of (a) 1,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are outstanding and (b) 75,000,000 shares of Buyer Common Stock, of which (i) 42,494,508 shares are outstanding as of the date of this Agreement (including 77,882 shares in the form of unvested performance based restricted stock awards without dividend or voting rights), (ii) no shares are held by Buyer Subsidiaries and (iii) 11,667 shares are reserved for future issuance as of the date of this Agreement pursuant to outstanding options granted under the Buyer Benefit Plans. The outstanding shares of Buyer Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. All of the outstanding shares of capital stock of Buyer’s Subsidiaries are duly authorized, validly issued, fully paid, and nonassessable and not subject to preemptive rights, and are owned by Buyer or another Subsidiary of Buyer free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations in Buyer’s voting rights, charges, or other encumbrances of any nature whatsoever. As of the date of this Agreement, there are no options, warrants, or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments, or understandings to which Buyer is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Buyer or any of Buyer’s Subsidiaries or obligating Buyer or any of Buyer’s Subsidiaries to issue (whether upon conversion, exchange, or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Buyer or any of Buyer’s Subsidiaries, except for (i) shares of Buyer Common Stock issuable pursuant to the Buyer Benefits Plans and (ii) by virtue of this Agreement. The shares of Buyer Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid, and nonassessable and will not be subject to preemptive rights. Section 4.04 Corporate Power. Buyer and its Subsidiaries have the corporate power and authority to carry on their business as it is now being conducted and to own all their properties and assets; and Buyer and Buyer Bank have the corporate power and authority to execute, deliver, and

34 perform their obligations under this Agreement and to consummate the transactions contemplated by this Agreement, subject to receipt of all necessary approvals of Governmental Authorities and the approval of Buyer of the Plan of Bank Merger. Section 4.05 Corporate Authority. Buyer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been adopted by the board of directors of Buyer. The execution and delivery of the Bank Plan of Merger and the consummation of the Bank Merger have been adopted by the board of directors of Buyer Bank. Subject only to the approval of the Plan of Bank Merger by Buyer, as the sole shareholder of Buyer Bank, no other corporate proceedings on the part of Buyer are necessary to approve this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby. No vote of the shareholders of Buyer is required by Law, the Articles of Organization of Buyer, the Bylaws of Buyer or otherwise to approve this Agreement and the transactions it contemplates. Buyer and Buyer Bank each has duly executed and delivered this Agreement and, assuming due authorization, execution, and delivery by Company and Company Bank, this Agreement is a valid and legally binding obligation of Buyer and Buyer Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles). Section 4.06 SEC Documents; Other Reports; Internal Controls. (a) Buyer has filed all required reports, forms, schedules, registration statements and other documents with the SEC since December 31, 2021 (the “Buyer Reports”) and, to the Knowledge of Buyer, has paid all associated fees and assessments due and payable. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing, as of the date of that subsequent filing), the Buyer Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC applicable to such Buyer Reports, and none of the Buyer Reports when filed with the SEC, and if amended, as of the date of the amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Buyer Reports. None of Buyer’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. (b) Buyer and each of its Subsidiaries have timely filed all reports, schedules, forms, registrations, statements and other documents, together with any amendments, that they were required to file since December 31, 2021 with any Governmental Authority (other than Buyer Reports) and have paid all fees and assessments due and payable. Subject to Section 9.06 of this Agreement, except for normal examinations conducted by a Governmental Authority in the regular course of the business of Buyer and its Subsidiaries, no Governmental Authority has notified Buyer that it has initiated any proceeding or, to Buyer’s Knowledge, threatened an investigation into the business or operations of Buyer or any of its Subsidiaries since December 31, 2021. Subject to Section 9.06 of this Agreement, there is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration, statement or other

35 document filed by, or relating to any examinations by any Governmental Authority of, Buyer or any of its Subsidiaries. (c) Based on its most recent evaluation prior to the date of this Agreement, Buyer has not had to disclose to Buyer’s outside auditors and the audit committee of Buyer’s board of directors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect Buyer’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls over financial reporting. (d) The records, systems, controls, data, and information of Buyer and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical, or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Buyer or its Subsidiaries or accountants (including all means of access to them), except for any nonexclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Buyer and its Subsidiaries have devised and maintained and currently maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. (e) Buyer has implemented and maintained and currently maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act) designed to ensure that material information relating to Buyer and its Subsidiaries is made known to the management of Buyer by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Buyer Reports. (f) Since December 31, 2021, (x) neither Buyer nor any of its Subsidiaries nor, to Buyer’s Knowledge, any director, officer, employee, auditor, accountant, or representative of Buyer or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies, or methods of Buyer or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Buyer or any of its Subsidiaries has engaged in inappropriate accounting or auditing practices, and (y) no attorney representing Buyer or any of its Subsidiaries, whether or not employed by Buyer or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duties, or similar violation by Buyer or any of its officers, directors, employees, or agents to the board of directors of Buyer or any committee of the board of directors or to any director or officer of Buyer. Section 4.07 Financial Statements; Undisclosed Liabilities. (a) The financial statements of Buyer (including any related notes and schedules) included in the Buyer Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date of this

36 Agreement, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC (except, in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly disclosed in the financial statements or in the notes to them), and fairly present, in all material respects, the consolidated financial position of Buyer and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of Buyer and its Subsidiaries as of the dates and for the periods shown. The books and records of Buyer and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. (b) Except for (i) those liabilities that are fully reflected or reserved for in the audited consolidated financial statements of Buyer included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC, (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2023 in amounts consistent with past practice (including such liabilities contained in the Buyer Reports); (iii) liabilities that have been discharged or paid in full before the Effective Date; or (iv) liabilities or obligations incurred directly as a result of this Agreement, neither Buyer nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect with respect to Buyer. (c) To the Knowledge of Company, Ernst & Young LLP, which has expressed its opinion with respect to the financial statements of Buyer and its Subsidiaries (including the related notes), is and has been throughout the periods covered by such financial statements “independent” with respect to Buyer within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board. Section 4.08 Regulatory Approvals; No Defaults. (a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Buyer or any of its Subsidiaries or Affiliates in connection with the execution, delivery, or performance by Buyer of this Agreement, or to consummate the transactions contemplated by this Agreement (including the Bank Merger), except for (i) as applicable, filings of, applications or notices with, and consents, approvals or waivers by, or the making of satisfactory arrangements with, the FRB, the FDIC, the Massachusetts Housing Partnership Fund, the Massachusetts Commissioner of Banks; (ii) the approval of the Bank Merger and Plan of Bank Merger by Buyer, as sole shareholder of Buyer Bank, and the filing of the Bank Merger Certificates; (iii) the filing and effectiveness of the Registration Statement with the SEC; (iv) the approval of the listing on Nasdaq of the Buyer Common Stock to be issued in the Merger; and (v) the filing of the Articles of Merger with the Secretary of the Commonwealth of Massachusetts. To Buyer’s Knowledge as of the date of this Agreement, there is no fact or circumstance relating to Buyer that could reasonably be expected to result in any of the approvals set forth above and referred to in Section 6.01(b) of this Agreement

37 not being received in order to permit consummation of the Merger and Bank Merger on a timely basis or will include a Materially Burdensome Regulatory Condition. (b) Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the immediately preceding paragraph and the expiration of the related waiting periods, the execution, delivery, and performance of this Agreement by Buyer and Buyer Bank, as applicable, and the consummation of the transactions contemplated by this Agreement do not and will not (i) constitute a breach or violation of, or a default under, the articles of organization or bylaws (or similar governing documents) of Buyer or any of its Subsidiaries or Affiliates, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries or Affiliates under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries or Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii) above, for violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Buyer. Section 4.09 Agreements with Regulatory Agencies. Subject to Section 9.06 of this Agreement, neither Buyer nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority that currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policies, its management, its business or its operations (each, a “Buyer Regulatory Agreement”), nor has Buyer or any of its Subsidiaries been advised in writing, or to the Knowledge of Buyer, orally, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any Buyer Regulatory Agreement. Subject to Section 9.06 of this Agreement, to Buyer’s Knowledge, there are no investigations relating to any material regulatory matters pending before any Governmental Authority with respect to Buyer or any of its Subsidiaries. Section 4.10 Absence of Certain Changes or Events. Except as reflected in Buyer’s audited balance sheet as of December 31, 2023 or in the Buyer Reports filed prior to the date of this Agreement, since December 31, 2023, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect with respect to Buyer or its Subsidiaries, and to Buyer’s Knowledge, no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to Buyer in the future.

38 Section 4.11 Compliance With Laws. (a) Buyer and each of its Subsidiaries is and since December 31, 2021 has been in compliance in all material respects with all applicable federal, state, local statutes, Laws, regulations, ordinances, rules, judgments, orders, or decrees or applicable to Buyer, its Subsidiaries and their respective employees, including without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and any other Law relating to discriminatory lending, financing or leasing practices, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act. (b) Buyer and each of its Subsidiaries has all material permits, licenses, authorizations, orders, and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease their properties and to conduct their business as presently conducted; all such permits, licenses, certificates of authority, orders, and approvals are in full force and effect and, to Buyer’s Knowledge, no suspension or cancellation of any of them is threatened. (c) Except as described in Buyer Disclosure Schedule Section 4.11(c), subject to Section 9.06 of this Agreement, neither Buyer nor any of its Subsidiaries has received, since December 31, 2021, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Buyer’s Knowledge, do any grounds for any of the foregoing exist). Section 4.12 Information Supplied. None of the information supplied or to be supplied by or on behalf of Buyer and Buyer Bank for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement will, in the case of the Registration Statement, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement is declared effective by SEC and, in the case of the Proxy Statement, at the time the Proxy Statement is first sent or given to the shareholders of Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the applicable provisions of the Securities Act. Notwithstanding the foregoing, Buyer and Buyer Bank make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Company or any Affiliates thereof or any of their Representatives for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement. Section 4.13 Information Security. Buyer and its Subsidiaries use commercially reasonable and appropriate efforts and measures to protect (i) their trade secrets and confidential information and (ii) the integrity, security and continuous operation of the Systems used in connection with their businesses (and all Personal Data that are Processed thereby), and since

39 December 31, 2021, (x) there have been no breaches, outages, violations, or unauthorized uses of or unauthorized access to same, other than incidents that were resolved without material cost, liability or the duty to notify any Person and (y) such Systems have functioned in accordance with their specifications and intended purpose and have been free of material defects, errors, viruses, malware or other corruptants. Section 4.14 Legal Proceedings. (a) Except as described in Buyer Disclosure Schedule Section 4.16(a), subject to Section 9.06 of this Agreement, neither Buyer nor any of its Subsidiaries is a party to any, nor are there any pending or, to Buyer’s Knowledge, threatened, civil, criminal, administrative or regulatory actions, suits, demand letters, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature against Buyer or any of its Subsidiaries that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Buyer, or challenge the validity or propriety of the transactions contemplated by this Agreement. (b) Subject to Section 9.06 of this Agreement, there is no injunction, order, judgment, or decree imposed upon Buyer, any of its Subsidiaries, or the assets of Buyer or any of its Subsidiaries, and neither Buyer nor any of its Subsidiaries has been advised of, or is aware of, the threat of any action. Section 4.15 Brokers. Except for the fees and expenses of Keefe, Bruyette & Woods, Inc. (“KBW”) (which will be paid by Buyer), none of Buyer, Buyer Bank, or any of their officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement. Section 4.16 Employee Benefit Plans. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Buyer: (a) Except as described in Buyer Disclosure Schedule Section 4.16(a), All material benefit and compensation plans, contracts, policies, or arrangements (whether or not written) (i) covering current or former employees of Buyer or any of its Subsidiaries, (ii) covering current or former directors of Buyer or any of its Subsidiaries, or (iii) with respect to which Buyer or any Subsidiary has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Buyer Benefit Plans”) are in compliance in form and operation with all applicable Laws, including ERISA and the Code. Each Buyer Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Buyer Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS that is currently in effect, and no circumstance, to Buyer’s Knowledge, exists could result in revocation of any such favorable determination letter or the loss of the qualification of the Buyer Pension Plan under Section 401(a) of the Code. There is no pending or, to Buyer’s Knowledge, threatened litigation relating to the Buyer Benefit Plans.

40 Neither Buyer nor any of its Subsidiaries has engaged in, or is aware of, a transaction with respect to any Buyer Benefit Plan or Buyer Pension Plan that, assuming the taxable period of the transaction expired as of the date of this Agreement, could subject Buyer or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA; (b) Except as described in Buyer Disclosure Schedule 4.16(b), no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Buyer or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA (including any multiple employer plan as described in 29 C.F.R. Section 4001.2), currently or formerly maintained or contributed to by Buyer, any of its Subsidiaries or any ERISA Affiliate. Neither Buyer nor any ERISA Affiliate has contributed to (or been obligated to contribute to) a “multiemployer plan” within the meaning of Section 3(37) of ERISA at any time during the six-year period ending on the Closing Date, and neither Buyer nor any of its Subsidiaries has incurred, and does not expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Buyer Pension Plan or by any ERISA Affiliate within the 36 month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement; and (c) All contributions required to be made with respect to all Buyer Benefit Plans have been timely made or have been reflected on the financial statements of Buyer to the extent required by GAAP. No Buyer Pension Plan or single-employer plan of an ERISA Affiliate has failed to satisfy the minimum funding requirements of Section 412 of the Code or Sections 302 and 303 of ERISA, and none of Buyer or any ERISA Affiliate has an outstanding funding waiver. No Buyer Benefit Plan is considered to be an “at-risk” plan within the meaning of Section 430 of the Code or Section 303 of ERISA. (d) To Buyer’s Knowledge, other than as set forth on Buyer Disclosure Schedule 4.16(d), neither Buyer nor any of its Subsidiaries has any material obligations for retiree health or life benefits under any Buyer Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality. Section 4.17 Labor Matters; Employment. Neither Buyer nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Buyer’s Knowledge threatened, asserting that Buyer or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Buyer or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Buyer’s Knowledge, threatened, nor, to Buyer’s Knowledge, any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

41 Section 4.18 Tax Matters. (a) Buyer and each of its Subsidiaries has timely filed all income and other material Tax Returns that it was required to file under applicable Laws prior to the Effective Time, other than Tax Returns that are not yet due or for which a request for extension was filed consistent with requirements of applicable Laws. All such Tax Returns are correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All income and other material Taxes due and owing by Buyer or any of its Subsidiaries (whether or not shown on any Tax Return of Buyer or its Subsidiaries, as applicable) have been timely paid, other than any Taxes that have been reserved or accrued on the balance sheet of Buyer or which Buyer is contesting in good faith. Neither Buyer nor any Subsidiary is the beneficiary of any extension of time within which to file any Tax Return (other than an automatic extension of time to file, obtained in the ordinary course of business), and neither Buyer nor any of its Subsidiaries currently has any open tax years for which the applicable statute of limitations has been extended or suspended. No written claim has ever been made by an authority in a jurisdiction where Buyer or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable, or Taxes that are being contested in good faith and for which adequate provision has been made on the balance sheet of Buyer) upon any of the assets of Buyer or any of its Subsidiaries. (b) Buyer and each Subsidiary has withheld and paid all income or other material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party. (c) No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or to Buyer’s Knowledge are pending or threatened with respect to Buyer or any Subsidiary. Other than with respect to audits that have already been completed and resolved, neither Buyer nor any of its Subsidiaries has received from any foreign, federal, state, or local Taxing Authority (including jurisdictions where Buyer or its Subsidiaries has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against Buyer or any of its Subsidiaries. (d) Buyer and each Subsidiary have timely and properly taken such actions in response to and in compliance with written notices Buyer or any Subsidiary has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by Law. Buyer has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is still in effect, and no request to waive or extend such a statute of limitations or time period has been filed or is currently pending. (e) Neither Buyer nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c) (2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

42 (f) Buyer and each Subsidiary have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Buyer nor any Subsidiary is a party to or bound by any Tax allocation or sharing agreement (other than an agreement with Buyer Bank and its Subsidiaries or such provisions in a commercial agreement the principal purpose of which is not Tax). Neither Buyer nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Buyer), or (ii) has liability for the Taxes of any Person (other than Buyer or any Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise. (g) Neither Buyer nor any Subsidiary shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date. (h) Within the two (2) years period ending on the date hereof, neither Buyer nor any Subsidiary has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code. (i) Neither Buyer nor any Subsidiary is or has been a party to any “listed transaction”, as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2). (j) Neither Buyer nor any Subsidiary has taken or agreed to take any action, has failed to take or agreed not to take any action or has Knowledge of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent or impede the Merger and Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Section 4.19 Loans. Each material Loan held in Buyer Bank’s loan portfolio (i) is evidenced by notes, agreements, or other evidences of indebtedness that are true, genuine, and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to Buyer’s Knowledge, is a legal, valid, and binding obligation of the obligor named, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Section 4.20 CRA, Anti-Money Laundering and Customer Information Security. Neither Buyer nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to Buyer’s Knowledge, none of Buyer and

43 its Subsidiaries has been advised of, or has any reason to believe (because of Buyer Bank’s Home Mortgage Disclosure Act data for the fiscal year ended December 31, 2023, filed with the FDIC, or otherwise) that any facts or circumstances exist which would cause Buyer Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and its implementing regulations, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in material violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule, or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and its implementing regulations, as well as the provisions of the information security program adopted by Buyer Bank pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of Buyer Bank has adopted and Buyer Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act. Buyer Bank has implemented a program with respect to the beneficial ownership requirements set forth in the final rule on Customer Due Diligence Requirements for Financial Institutions found in 81 Federal Register 29397 (July 11, 2016) and 31 C.F.R. § 1010 et seq. Section 4.21 Regulatory Capitalization. Buyer Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Buyer is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FRB. Section 4.22 Allowance; Impairment. (a) Buyer’s allowance for credit losses as reflected in Buyer’s audited balance sheet as of December 31, 2023 was, and the allowance shown on the balance sheets in Buyer financial statements for periods ending after such date, in the reasonable judgment of management, was as of their dates, in compliance with Buyer’s existing methodology for determining the adequacy of its allowance for credit losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP, and is adequate under all such standards. (b) As of December 31, 2023, any impairment on loans, investments, derivatives and any other financial instrument in the Buyer Financial Statements was correctly accounted for under GAAP. Section 4.23 Questionable Payments. None of Buyer, Buyer Bank or any of their Subsidiaries, or to Buyer’s Knowledge, any director, officer, employee, agent or other person acting on behalf of Buyer, Buyer Bank or any of its Subsidiaries, has, directly or indirectly: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c)

44 violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; (d) established or maintained any unlawful fund of monies or other assets of Company or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Company or any of its Subsidiaries or (f) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other material unlawful payment, regardless of form, whether in money, property or services, to any foreign or domestic governmental official, employee, or agent of any foreign or domestic government. None of Buyer, Buyer Bank or any of their Subsidiaries, or to Buyer’s Knowledge, any director, officer, employee, agent or other person acting on behalf of Buyer, Buyer Bank or any of its Subsidiaries, is subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Section 4.24 No Other Representations or Warranties. Except for the representations and warranties made by Buyer in this Article IV or in any certificate delivered with respect thereto, and as qualified by the Buyer Disclosure Schedule, neither Buyer nor any other Person makes any express or implied representation or warranty with respect to Buyer or any of Buyer’s Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Buyer hereby disclaims any such other representations or warranties. Buyer acknowledges and agrees that neither Company or Company Bank nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article III or in any certificate delivered with respect thereto. ARTICLE V COVENANTS Section 5.01 Covenants of Company. During the period from the date of this Agreement and continuing until the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, as required by applicable Law or with the prior written consent of Buyer, Company shall use commercially reasonably efforts to (a) carry on its business in the ordinary course consistent with past practice, (b) preserve its business organization intact, (c) keep available to itself and Buyer the present services of the current officers and employees of Company and its Subsidiaries and (d) preserve for itself and Buyer the goodwill of the customers of Company and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth on the Company Disclosure Schedule, as otherwise expressly contemplated or permitted by this Agreement or consented to in writing (which may include electronic mail) by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), neither Company nor any of its Subsidiaries shall: (a) Stock. Other than pursuant to stock options or stock-based awards outstanding as of the date of this Agreement and listed on the Company Disclosure Schedule, (i) issue, sell, grant or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock, any Rights, or any securities (including units of beneficial ownership interest in any partnership or limited liability company), (ii) enter into any agreement with respect to the foregoing, (iii) accelerate the vesting of any existing Rights, or (iv) change (or establish a record date for changing) the number of, or provide for the exchange of, shares of its stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any Rights issued

45 and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to its outstanding stock or any other such securities, or (v) allow for the commencement of any new offering periods under the ESPP. (b) Dividends; Other Distributions. Make, declare, set aside or pay any dividends on or make other distributions (whether in cash or otherwise) in respect of any of its capital stock, except (i) dividends by wholly-owned Subsidiaries of Company to the Subsidiary’s parent or another wholly-owned Subsidiary of Company, and (ii) regular quarterly cash dividends on Company Common Stock in the amount of no more than $0.25 per share of Company Common Stock. (c) Compensation; Employment Agreements, Etc. Enter into or amend or renew any employment, consulting, severance, retention, change-in-control or similar agreements or arrangements with any director, officer, or employee of Company or any of its Subsidiaries, or grant any salary or wage increase or increase any employee benefit or pay any incentive, commission or bonus payments, or grant any equity compensation, except (i) for the retention payments and equity awards disclosed on Company Disclosure Schedule 5.01(c), (ii) as may be required by Law, (iii) to satisfy written contractual obligations existing as of the date of this Agreement and disclosed on Company Disclosure Schedule 5.01(c), if any, and (iv) salary increases, bonus, commission and incentive compensation payments in the ordinary course of business consistent with past practice and pursuant to written policies currently in effect, provided that such payments shall not exceed the aggregate amount set forth on Company Disclosure Schedule 5.01(c). Notwithstanding anything to the contrary contained in Section 5.01(c) of this Agreement, neither Company nor any of its Subsidiaries shall provide compensation of any type to any “disqualified individual” to the extent such compensation would be expected to constitute an “excess parachute payment” as defined in Section 280G of the Code. Agree to provide any indemnification, gross-up or reimbursement in respect of any Taxes (including any interest or penalties relating thereto). (d) Hiring and Terminations; Promotions. (i) Hire or terminate (other than for cause) any person as an employee of Company or any of its Subsidiaries, except for hiring at will employees at an annual rate of salary not to exceed $100,000 to fill vacancies that may arise from time to time in the ordinary course of business, or (ii) promote any employee, except to fill vacancies that may arise in the ordinary course of business or to satisfy contractual obligations existing as of the date of this Agreement and set forth on Company Disclosure Schedule 5.01(d) unless Buyer, acting through its Chief Financial Officer or his designee(s) consents in writing (provided that Buyer shall respond to any such request for consent within (5) Business Days of Company submitting such request, together with reasonable supporting documentation). (e) Benefit Plans. Enter into, establish, adopt, amend, modify, terminate or accelerate the vesting, funding or payment with respect to (except (i) as may be required by or to make consistent with applicable Law, subject to the provision of prior written notice to and consultation with Buyer, (ii) to satisfy contractual obligations existing as of the date of this Agreement and set forth on Company Disclosure Schedule 5.01(e), or (iii) as may be required by this Agreement), any Company Benefit Plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or

46 other employee benefit, incentive or welfare contract, plan or arrangement, or any related trust agreement (or similar arrangement), in respect of any current or former director, officer, or employee of Company or any of its Subsidiaries. (f) Transactions with Officers and Directors. Except pursuant to agreements or arrangements in effect on the date of this Agreement and set forth on Company Disclosure Schedule 5.01(f), pay, loan, or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any Affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than compensation or business expense reimbursement in the ordinary course of business consistent with past practice. (g) Dispositions. Except in the ordinary course of business consistent with past practice, sell, transfer, license, mortgage, pledge, abandon, allow to lapse or expire, encumber or otherwise dispose of or discontinue any of its assets (tangible or intangible), deposits, business or properties, other real estate owned, or cancel or release any indebtedness owed to Company or any of its Subsidiaries, other than non-exclusive licenses granted in the ordinary course of business. (h) Privacy Policies & Systems. Amend any privacy policies or notices of Company or any of its Subsidiaries or the operation or security of any Systems used in connection with their respective businesses, in each case, in any materially adverse manner, unless required by applicable Law. (i) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits, or properties of any other entity. (j) Capital Expenditures. Make or commit to make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice (including expenditures reasonably necessary to maintain existing assets in good repair) not exceeding more than $100,000 in the aggregate, unless Buyer, acting through its Chief Financial Officer or his designee(s) consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed). (k) Governing Documents. Amend Company’s Articles of Organization or Bylaws or any equivalent documents of Company’s Subsidiaries. (l) Accounting Methods. Implement or adopt any change in its financial accounting principles, practices or methods, other than as may be required by applicable Law, GAAP, or at the written direction of a Governmental Authority. (m) Contracts. Except as set forth on Company Disclosure Schedule 5.01(m), enter into, materially amend, modify, terminate or waive any material provision of, any Material Contract, Lease, or, other than renewals in the ordinary course of business consistent with past practice, Insurance Policy.

47 (n) Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Company or any of its Subsidiaries or directors or Executive Officers is a party or becomes a party after the date of this Agreement, which settlement or agreement involves payment by Company or any of its Subsidiaries of an amount which exceeds $100,000 individually or $200,000 in the aggregate (provided that, in connection with such settlement or agreement, such aggregate amounts shall be exclusive of any amount of proceeds indirectly paid under any Insurance Policy but inclusive of any amount of proceeds paid by Company or any of its Subsidiaries as a deductible or retention) and/or would impose any material restriction on the business of Company or any of its Subsidiaries unless Buyer, acting through its Chief Financial Officer or his designee(s) consents in writing; provided that, this Section 5.01(n) shall not apply to Tax matters, which shall be governed by Section 5.01(v) of this Agreement. (o) Banking Operations. Enter into any new material line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Law imposed by any Governmental Authority or file any application or make any contract or commitment with respect to branching or site location or relocation. (p) Derivative Transactions. Enter into any Derivative Transaction other than in the ordinary course of business consistent with past practice. (q) Indebtedness. Incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, FHLB borrowings, or federal funds purchased, in each case in the ordinary course of business consistent with past practice) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person unless Buyer, acting through its Chief Financial Officer or his designee(s) consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed). (r) Investment Securities. Other than in the ordinary course of business and consistent with past practice, acquire (other than (i) by way of foreclosures or acquisitions in a bona fide fiduciary capacity or (ii) in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment. (s) Deposits. Make any changes to deposit pricing that are not in the ordinary course of business consistent with past practice unless Buyer, acting through its Chief Financial Officer or his designee(s) consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed). (t) Loans. Take any action with respect to Loans other than as set forth on Company Disclosure Schedule 5.01(t). (u) Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu of foreclosure. (v) Taxes. Make, change or revoke any entity classification election, income or other material Tax election, change any income or other material Tax accounting period, adopt

48 or change any income or other material Tax accounting method, file any amended Tax Return, enter into, cancel or modify any closing agreement, settle or compromise any liability with respect to Taxes, request any ruling from a Governmental Authority with respect to material Taxes, enter into any material Tax sharing agreement, file any claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment. (w) Reorganization. Knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. (x) Compliance with Agreements. Commit any act or omission which constitutes a material breach or default by Company under any agreement with any Governmental Authority or under any Material Contract, Lease or other material agreement or material license to which it is a party or by which it or its properties is bound or under which it or its assets, business, or operations receives benefits. (y) Environmental Assessments. Except for foreclosures in process as of the date of this Agreement, foreclose on or take a deed or title to any real estate other than single- family residential properties without first conducting an ASTM 1527-21 Phase I Environmental Site Assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA § 101(35) (“Phase I Assessment”), 42 U.S.C. § 9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of any Recognized Environmental Condition (as defined in ASTM 1527-21) or any other material environmental issue. (z) Adverse Actions. Take any action or fail to take (which omission would reasonably be likely to result in such consequences), or adopt any resolutions of its board of directors in support of, any action that is intended or is reasonably likely to result in (i) a material delay in the consummation of the Merger or the transactions contemplated by this Agreement, (ii) any material impediment to Company’s ability to consummate the Merger of the transactions contemplated by this Agreement, or (iii) any of the conditions to the Merger set forth in Article VI not being satisfied, except, in each case, as may be required by applicable Law or GAAP. (aa) Capital Stock Purchase. Directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock. (bb) Restructuring. Merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries. (cc) Facilities. Except as required by Law or otherwise expressly contemplated by this Agreement, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility, or automated banking facility. (dd) Loan Workouts. Compromise, resolve, or otherwise “workout” any delinquent or troubled loan, other than (i) any loan workout in the ordinary course of business, consistent with Company Bank’s current policies and procedures and past practice, or (ii) unless

49 Buyer, acting through its President and Chief Commercial Banking Officer or his designee(s) first consents in writing (provided that Buyer shall respond to any such request for consent within (5) Business Days of Company submitting such request, together with reasonable supporting documentation). (ee) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing. Section 5.02 Covenants of Buyer. (a) Affirmative Covenants. From the date of this Agreement until the Effective Time, except as expressly contemplated or permitted by this Agreement or as required by applicable Law, Buyer shall use commercially reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the service of its officers and key employees. (b) Negative Covenants. From the date of this Agreement until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of Company, Buyer shall not, and shall cause each of its Subsidiaries not to: (i) Stock. Adjust, split, combine or reclassify any capital stock of Buyer, (ii) Adverse Actions. Take any action or fail to take (which omission would reasonably be likely to result in such consequences) any action that is intended or is reasonably likely to result in (A) a material delay in the consummation of the Merger or the transactions contemplated by this Agreement, (B) any material impediment to Buyer’s ability to consummate the Merger or the transactions contemplated by this Agreement, (C) any of the conditions to the Merger set forth in Article VI not being satisfied except, in each case, as may be required by applicable Law or GAAP, (iii) Articles of Organization and Bylaws. Amend Buyer’s Articles of Organization or Bylaws in a manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock or materially and adversely change the rights, terms or preferences of the Buyer Common Stock, (iv) Acquisitions. Enter into any agreement with respect to, or consummate any mergers or business combinations, or acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) that would reasonably likely to result in (A) a material delay in the consummation of the Merger or the transactions contemplated by this Agreement, or (B) any material impediment to Buyer’s ability to consummate the Merger or the transactions contemplated by this Agreement, (v) Reorganization. Knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the Merger

50 or Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (vi) Dividends. Take any of the actions set forth on Buyer Disclosure Schedule 5.02(vi) with respect to dividends or distributions by Buyer, or (vii) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing. Section 5.03 No Control. Nothing contained in this Agreement gives Buyer or its Subsidiaries any of their respective representatives or Affiliates, directly or indirectly, the right to control or direct the operations of Company or Company Bank prior to the Effective Time. Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of Company and Company Bank. Section 5.04 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated by this Agreement as promptly as practicable, including the satisfaction of the conditions set forth in Article VI of this Agreement, and shall cooperate fully to that end. Section 5.05 Shareholder Approval. (a) Company agrees to take, in accordance with applicable Law, the Articles of Organization of Company and the Bylaws of Company, all action necessary to convene a meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Company’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “Company Meeting”) and, subject to Section 5.10 of this Agreement, shall take all lawful action to solicit shareholder approval, including by communicating to its shareholders the Company board of directors’ recommendation (and including such recommendation in the Proxy Statement) that the shareholders approve this Agreement and the transactions contemplated hereby (the “Company Board Recommendation”) and shall not make a Company Adverse Recommendation Change, except in accordance with this Section 5.05 and Section 5.10. Company shall engage a proxy solicitor reasonably acceptable to Buyer to assist in the solicitation of proxies from shareholders relating to the Requisite Company Shareholder Approval. Notwithstanding the foregoing or any other provision of this Agreement, but subject to Section 5.10, Section 7.01 and Section 7.02 of this Agreement, as applicable, if the board of directors of Company, in response to (1) a Company Intervening Event or (2) a Company Superior Proposal, in each case, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would be reasonably likely to result in a violation of its fiduciary duties under applicable Law to continue to make the Company Board Recommendation, then, prior to the receipt of the Requisite Company Shareholder Approval, the board of directors of Company may withhold or withdraw or modify or qualify in a manner adverse to Buyer the Company Board Recommendation or may submit this Agreement and the Merger to its

51 shareholders without recommendation (a “Company Adverse Recommendation Change”) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended). Notwithstanding any Company Adverse Recommendation Change, unless this Agreement has been terminated pursuant to Section 7.01 of this Agreement, Company shall submit this Agreement to its shareholders for their consideration at the Company Meeting. In the event that there is present at the Company Meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Company Shareholder Approval, Company shall not adjourn or postpone the Company Meeting unless Company, after receiving the advice of its outside counsel, determines that failure to do so would reasonably be likely to result in a breach of applicable Law. Company shall keep Buyer updated with respect to the proxy solicitation results in connection with the Company Meeting as reasonably requested by Buyer. Company shall adjourn or postpone the Company Meeting, if, (x) as of the time for which such meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or (y) if on the date of such meeting, Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Shareholder Approval, or (z) after consultation with Buyer, to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which Company’s board of directors has determines in good faith, after receiving the advice of its outside counsel, is necessary or advisable under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Company’s shareholders prior to the Company Meeting. Company shall only be required to adjourn or postpone the Company Meeting two (2) times, for aggregate adjournments or postponements not exceeding forty-five (45) calendar days, pursuant to the immediately preceding sentence of this Section 5.05(a) and any further adjournments or postponements of the Company Meeting pursuant to such sentence (other than as provided in clause (z)) shall require the prior written consent of Buyer. Except with the prior approval of Buyer or as required by applicable Law, no other matters shall be submitted for the approval of the shareholders of Company at the Company Meeting. (b) Company shall use its reasonable best efforts to cause the Company Meeting to occur as soon as reasonably practicable after the Registration Statement has been declared effective providing, at a minimum, sufficient time for the holders of shares of Company Common Stock in street name to communicate with beneficial owners. Section 5.06 Registration Statement; Proxy Statement; Nasdaq Listing. (a) Buyer and Company agree to cooperate in the preparation of (i) a proxy statement of Company relating to the matters to be submitted to Company’s shareholders at the Company Meeting (as amended or supplemented from time to time, the “Proxy Statement”) and (ii) Buyer’s registration statement on Form S-4 pursuant to which shares of Buyer Common Stock issuable in connection with the Merger will be registered with the SEC (as amended or supplemented from time to time, the “Registration Statement”), of which the Proxy Statement will be a part, including by providing to the other party other all non-privileged information concerning itself and its Affiliates as may be reasonably requested by the other in connection with the preparation of the Registration Statement and the Proxy Statement. Each of Buyer and Company agree to use commercially reasonable efforts to cause the Registration Statement to be filed with the SEC within fifty (50) calendar days after the date of this Agreement and to be declared effective by the SEC as promptly as reasonably practicable after its filing and to keep the Registration

52 Statement effective as long as is necessary to consummate the Merger and the transactions it contemplates. Buyer also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Company agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents, and letters from the financial advisor and Company’s independent auditors in connection with the Registration Statement and the Proxy Statement. After the Registration Statement is declared effective under the Securities Act, Company, at its own expense, shall promptly mail or cause to be mailed the Proxy Statement to its shareholders. (b) Buyer shall promptly notify Company of when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. (c) The Proxy Statement and the Registration Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and their implementing rules and regulations. Each of Buyer and Company shall promptly notify the other party upon the receipt of any comments (whether written or oral) from the SEC or its staff and of any request by the SEC or its staff or any government officials for amendments or supplements to the Registration Statement, the Proxy Statement, or for any other filing or for additional information and shall supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement, the Merger, or any other filing. Buyer and Company shall cooperate with each other in responding to any comments or requests by the SEC or its staff or any government officials with respect to the Registration Statement or the Proxy Statement. If at any time prior to the Company Meeting there shall occur any event that should be disclosed in an amendment or supplement to the Proxy Statement or the Registration Statement, Company and Buyer shall use their commercially reasonable efforts to promptly prepare, file with the SEC (if required under applicable Law) and mail to Company shareholders and Buyer shareholders an amendment or supplement. Each of Company and Buyer shall correct any information provided by it for use in the Registration Statement or the Proxy Statement as promptly as reasonably practicable if and to the extent such information is discovered to contain any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. (d) Each of Buyer and Company shall provide to the other party and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement, as applicable and all responses to requests for additional information by and replies to comments of the SEC prior to filing them with the SEC, and shall provide the other party and its counsel with a copy of all SEC filings made by such party.

53 (e) Buyer agrees to use commercially reasonable efforts to list, prior to the Effective Date, on Nasdaq the shares of Buyer Common Stock to be issued in connection with the Merger, subject to official notice of issuance prior to the Effective Time. Section 5.07 Regulatory Filings; Consents. (a) Each of Buyer and Company and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts (i) to promptly prepare all documentation (including the Registration Statement and the Proxy Statement), to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, all Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger and the Bank Merger, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the transactions contemplated by this Agreement to be consummated as expeditiously as practicable (including by avoiding or setting aside any preliminary or permanent injunction or other order of any United States federal or state court of competent jurisdiction or any other Governmental Authority); provided, however, that in no event shall Buyer be required to agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Authority that would reasonably be expected to have a material adverse effect on the Surviving Entity and its Subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger (a “Materially Burdensome Regulatory Condition”). Buyer and Company shall furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as may be necessary or advisable in connection with the Proxy Statement and any application, petition, or any other statement or application made by or on behalf of Buyer or Company to any Governmental Authority in connection with the transactions contemplated by this Agreement. Provided that Company has cooperated as required by this Agreement, Buyer agrees to use commercially reasonable efforts to file the requisite applications with the FRB, FDIC and the Massachusetts Commissioner of Banks within fifty (50) calendar days after the date of this Agreement. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain all Regulatory Approvals) and shall respond as promptly as practicable to the requests of Governmental Authority for documents and information. Each party shall have a reasonable opportunity to review and approve in advance all characterizations of the information relating to it and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority and Buyer and Company shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing, provided, however, that materials may be excluded or redacted as necessary (A) to comply with applicable Law, or (B) to address reasonable privilege or confidentiality concerns. (b) Company shall notify Buyer promptly and shall promptly furnish Buyer with copies of notices or other communications or summaries of oral communications received by Company or any of its Subsidiaries of (i) any material communication, written or oral, from any Person alleging that the consent of such Person (or another Person) is or may be required in

54 connection with the transactions contemplated by this Agreement (and the response thereto from Company, its Subsidiaries or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any material communication, written or oral, from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response thereto from Company, its Subsidiaries or its representatives), and (iii) any legal actions threatened or commenced against or otherwise affecting Company or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response from Company, its Subsidiaries or its representatives). With respect to any of the foregoing, Company shall consult with Buyer and its representatives so as to permit Company and Buyer and their respective representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing. (c) Buyer shall notify Company promptly and shall promptly furnish Company with copies of notices or other material communications or summaries of oral communications received by Buyer or any of its Subsidiaries of (i) any material communication, written or oral, from any Person alleging that the consent of that Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response from Buyer or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any material communication, written or oral, from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response from Buyer or its representatives), and (iii) any legal actions threatened or commenced against or otherwise affecting Buyer or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response from Buyer, its Subsidiaries or its representatives). Section 5.08 Publicity. Buyer and Company shall consult with each other before issuing any press release with respect to this Agreement or the transactions it contemplates and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably delayed, conditioned or withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by Law. Without limiting the preceding sentence, Buyer and Company shall (i) cooperate to develop all public announcement materials; and (ii) make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other. In addition, Company and its Subsidiaries shall coordinate with Buyer regarding all communications with customers, suppliers, employees, shareholders, and the community in general related to the transactions contemplated by this Agreement. Section 5.09 Access; Information. (a) Company and Buyer agree that upon reasonable notice and subject to applicable Laws relating to the exchange of information, each shall afford the other party and its officers, employees, counsel, accountants, and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to its books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, and personnel and to such other information relating to it as the other party may reasonably request for the purposes of verifying the representations and warranties of the other party and preparing

55 for and consummating the transactions contemplated herein and, during such period, shall furnish promptly to the other party all information concerning its business, properties, and personnel as the other party may reasonably request. Notwithstanding the foregoing, neither Company nor Buyer shall be required to provide access to or to disclose information, where access or disclosure could reasonably be expected to (i) violate the rights of such entity’s customers, (ii) jeopardize the attorney-client privilege of the entity in possession or control of such information, (iii) result in the disclosure of any trade secrets of third parties; (iv) violate any obligation of Company or Buyer with respect to confidentiality (provided that the party who owes an obligation of confidentiality makes a reasonable effort to obtain a waiver of such obligation) including with respect to disclosure of regulatory examination ratings or other confidential supervisory information, or violate any fiduciary duty of Company or Buyer; (v) interfere with the prudent operation of such entity; or (vi) contravene any Law, rule, regulation, order, judgment, decree, or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply. (b) No investigation by a party or its representatives shall be deemed to modify or waive any representation, warranty, covenant, or agreement of the other party set forth in this Agreement, or the conditions to the respective obligations of Buyer and Company to consummate the transactions contemplated by this Agreement. Company shall use its reasonable best efforts, subject to applicable Law and the fiduciary duties of the board of directors of Company, to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. Section 5.10 No Solicitation by Company. (a) Company and its Subsidiaries shall immediately cease, and Company and its Subsidiaries shall cause each of their respective directors and officers and shall instruct each of their agents, advisors and representatives to immediately cease, any discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to a Company Acquisition Proposal. Except as permitted by this Section 5.10, after the execution and delivery of this Agreement, Company shall not, and shall cause its Subsidiaries and its and their directors and officers, and instructs its and their agents, advisors and representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiry with respect to, (ii) participate or engage in any negotiations with any Person with, or furnish any nonpublic information relating to, or (iii) engage or participate in any discussions with any Person regarding, a Company Acquisition Proposal, except to notify such Person of the existence of the provisions of this Section 5.10. (b) Notwithstanding Section 5.10(a), if, prior to the time Requisite Company Shareholder Approval is obtained, Company receives an unsolicited bona fide written Company Acquisition Proposal that the board of directors of Company concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal, Company may take the following actions: (1) furnish nonpublic information with respect to Company and its Subsidiaries to the Person making such Company Acquisition Proposal, but only if (A) prior to so furnishing such information, Company has entered

56 into a customary confidentiality agreement with such Person on terms no less favorable to Company than the mutual confidentiality agreement by and between Company and Buyer dated as of July 25, 2024, and (B) all such information has previously been provided to Buyer or is provided to Buyer prior to or contemporaneously with the time it is provided to the Person making such Company Superior Proposal or such Person’s representatives; and (2) engage or participate in any discussions or negotiations with such Person with respect to the Company Superior Proposal. Company promptly (and in any event within forty-eight (48) hours) shall advise Buyer orally and in writing of the receipt of (i) any proposal that constitutes or is reasonably likely to lead to a Company Acquisition Proposal and the material terms of such proposal (including the identity of the party making such proposal and, if applicable, copies of any documents or correspondence evidencing such proposal), and (ii) any request for information relating to Company or any of its Subsidiaries other than requests for information not reasonably likely to be related to a Company Acquisition Proposal. Company shall keep Buyer informed on a reasonably current basis (and in any event at least once every two (2) Business Days) of the status of any such Company Acquisition Proposal (including any material change to its terms). (c) Except as set forth in Section 5.10(d) of this Agreement, the board of directors of Company shall not (i) withhold, withdraw, or modify (or publicly propose to withhold, withdraw or modify), in a manner adverse to Buyer and Buyer Bank, its recommendation referred to in Section 5.05 of this Agreement, or (ii) approve or recommend (or publicly propose to approve or recommend) any Company Acquisition Proposal. Except as set forth in Section 5.10(d) of this Agreement, Company shall not, its board of directors shall not allow Company to, and Company shall cause its Subsidiaries and each of their respective directors and officers and instruct each of their agents, advisors and representatives not to on its behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (except for confidentiality agreements referred to and entered into in accordance with the terms of Section 5.10(b) of this Agreement) relating to any Company Superior Proposal. (d) Notwithstanding anything to the contrary set forth in this Agreement, the board of directors of Company may, prior to the time the Requisite Company Shareholder Approval is obtained, in response to a Company Superior Proposal or Intervening Event which did not result from a breach of Section 5.10(a) or (b), make a Company Adverse Recommendation Change, if the board of directors of Company has determines in good faith, after receiving the advice of its outside counsel, that the failure to take such action would be reasonably likely to result in a violation of its fiduciary duties under applicable Law; provided, that the board of directors of Company may not effect a Company Adverse Recommendation Change unless (1) Company has complied in all material respects with this Section 5.10, and (2) prior to making a Company Adverse Recommendation Change, Company provides prior written notice to Buyer four (4) Business Days in advance (the “Notice Period”) of its intention to take such action, and furnishes to Buyer a reasonable description of the events or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to a Company Superior Proposal, all material terms and conditions of such Company Superior Proposal (including the identity of the party making such Company Superior Proposal)), and any material modifications to any of the foregoing, (3) prior to taking such action, Company negotiates, and causes its financial, legal, and other advisors to negotiate, in good faith with Buyer, during the Notice Period (to the extent Buyer desires to so negotiate) any revision to the terms of this

57 Agreement that Buyer desires to propose in writing prior to the end of such Notice Period, and (4) after the conclusion of any Notice Period, the board of directors of Company determines in good faith, after giving effect to all of the adjustments or revisions (if any) which may be offered by Buyer pursuant to sub-clause (3) above, that in the case of a Company Acquisition Proposal, such Company Acquisition Proposal continues to constitute a Superior Proposal, and in the case of a Company Acquisition Proposal or Intervening Event, it nevertheless would be reasonably likely to result in a violation of its fiduciary duties under applicable Law to make or continue to make the Company Board Recommendation. Any material amendment to any Company Superior Proposal will be deemed to be a new Company Superior Proposal for purposes of this Section 5.10(d) and will required a new Notice Period as referred to in this Section 5.10(d), provided, that such new Notice Period shall be three (3) Business Days, (e) Nothing contained in Section 5.05 of this Agreement or this Section 5.10 shall prohibit Company or its board of directors from (i) complying with its disclosure obligations under U.S. federal or state law with regard to a Company Acquisition Proposal, including Rule 14a-9, 14d-9 or 14e-2 promulgated under the Exchange Act, or, (ii) making any disclosure to Company’s shareholders if, after consultation with its outside legal counsel, Company determines that such disclosure is reasonably required under applicable Law; provided, however, that any such disclosure relating to a Company Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless it is limited to a stop, look, and listen communication or Company’s board of directors reaffirms the Company Board Recommendation in such disclosure and does not recommend that Company shareholders tender their shares or otherwise support such Company Acquisition Proposal, or (iii) informing any Person of the existence of the provisions contained in this Section 5.10. Section 5.11 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Buyer (the “Indemnifying Party”) shall indemnify and hold harmless, each present and former director or officer of Company or any of its Subsidiaries (the “Indemnified Parties”) and any person who becomes an Indemnified Party between the date of this Agreement and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred after the Effective Time or not yet paid or accrued prior to the Effective Time, in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, based in whole or in part, or arising in whole or in part out of, or pertaining to the fact that he or she was a director or officer of Company or any of its Subsidiaries or is or was serving at the request of Company or any of its Subsidiaries as a director, officer, employee, trustee or other agent of any other organization or in any capacity with respect to any employee benefit plan of Company or any of its Subsidiaries, including without limitation any matters arising in connection with or related to the negotiation, execution, and performance of this Agreement or any of the transactions it contemplates, to the full extent to which such Indemnified Parties would be entitled to have the right to be indemnified under the Articles of Organization or Bylaws of Company or its applicable Subsidiary as in effect on the date of this Agreement as though such Articles of Organization and Bylaws continue to remain in effect after the Effective Time and as permitted by applicable Law. Buyer shall pay expenses in advance of the final disposition of any such claim,

58 action, suit, proceeding or investigation to each Indemnified Party to the full extent as would have been permitted by Company or its Subsidiaries under Company’s or such Subsidiaries’ Articles of Organization or Bylaws, upon receipt of an undertaking to repay such advance payments if such officer, director or employee shall be adjudicated or determined to be not entitled to indemnification in accordance with Company’s or such Subsidiaries’ Articles of Organization or Bylaws. Buyer’s obligations as successor in interest to Company shall continue as required under the Articles of Organization and Bylaws of Company. (b) Any Indemnified Party wishing to claim indemnification under this Section 5.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party and, if so, only to the extent of such actual prejudice. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by the Indemnified Parties in connection with the defense, except that if the Indemnifying Party elects not to assume defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements are received, the reasonable fees and expenses of counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party is prohibited by applicable Laws and regulations. (c) Prior to the Closing, Company shall and if Company is unable to, Buyer shall cause the Surviving Entity as of the Effective Time to obtain and fully pay the premium for the extension of Company’s existing directors’ and officers’ insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) with terms, conditions, retentions, and limits of liability that are at least as favorable to the Indemnified Parties as Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions it contemplates); provided, however, that in no event shall Company expend, or Buyer or the Surviving Entity be required to expend, for such “tail” policy in the aggregate a premium amount in excess of an amount (the “Maximum D&O Tail Premium”) equal to 250% of the annual premiums paid by Company for D&O Insurance in effect as of the date of this Agreement; provided, further, that if the cost of such a tail policy exceeds the Maximum D&O Tail Premium, Company, Buyer or the Surviving Entity shall obtain a tail policy with the greatest coverage available for a cost not exceeding Maximum D&O Tail Premium.

59 (d) If Buyer or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 5.11. (e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company or its officers, directors and employees, and that the indemnification of this Section 5.11 is not a substitute for any claims under any policies. (f) Any indemnification payments made pursuant to this Section 5.11 are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. § 1828(k)) and the regulations promulgated by the FDIC (12 C.F.R. Part 359). Section 5.12 Employees; Benefit Plans. (a) All Company Employees who remain employed by Company or any of its Subsidiaries as of the Effective Time shall be subject to Buyer Bank’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures, and satisfactory employment performance. In addition, Company and Company Bank agree, upon Buyer’s reasonable request, to facilitate discussions between Buyer and Company Employees regarding employment, consulting, or other arrangements to be effective prior to or following the Merger. Any interaction between Buyer and Company Employees shall be coordinated by Company. (b) Company Employees (other than those who are parties to an employment, change of control, retention or other similar type of agreement or arrangement which provides for severance or other payments or benefits upon termination) as of the date of this Agreement who remain employed by Company or any of its Subsidiaries as of the Effective Time and whose employment is terminated by Buyer (absent termination for cause as determined by the employer) within one year after the Effective Time shall, subject to the execution by each Company Employee of a standard release in favor of Buyer and Buyer Bank (if Buyer, in its discretion, requests that a release be signed), (i) receive severance pay in a lump sum equal to two weeks’ base compensation for every year of service, up to a maximum of twenty-six (26) weeks and (ii) be offered outplacement assistance. (c) Following the Closing Date, Buyer may choose to maintain any or all of the other Company Benefit Plans in its sole discretion, subject to the next sentence of this Section 5.12(c). For any Company Benefit Plan terminated for which there is a comparable Buyer Benefit Plan of general applicability, Company Employees shall be entitled to participate in such Buyer Benefit Plan (excluding any severance, defined benefit pension, deferred compensation, equity- based, change-in-control, retention and/or transaction-based plans, programs or arrangements) to the same extent as similarly-situated employees of Buyer or Buyer Bank (it being understood that inclusion of Company Employees in Buyer Benefit Plans may occur, if at all, at different times

60 with respect to different plans). With respect to any such comparable Buyer Benefit Plan, for purposes of determining eligibility to participate, vesting, entitlement to benefits, and vacation entitlement (but not for accrual of benefits under any Buyer Benefit Plans, including any post- retirement welfare benefit plan of Buyer, but excluding any vacation and/or paid time off plans), service by a Company Employee shall be recognized to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Company Employee was a participant immediately before the Effective Time, or if there is no such comparable employee benefit plan, to the same extent such service was recognized under the Company 401(k) plan immediately prior to the Effective Time to the extent applicable; provided, however, that such service shall not be recognized (i) to the extent such recognition would result in a duplication of benefits, (ii) for benefit accruals under any defined benefit pension plan or for purposes of qualifying for subsidized early retirement benefits, (iii) for newly- established employee benefit plans sponsored or maintained by Buyer or any of its affiliates for which similarly-situated employees of Buyer and its affiliates do not receive past service credit, (iv) for any benefit plan that is a frozen plan or provides grandfathered benefits, or (v) for any equity-based or long-term incentive compensation plans. (d) If employees of Company or any of its Subsidiaries become eligible to participate in a medical, dental, or health plan of Buyer or Buyer Bank upon termination of a similar plan of Company or any of its Subsidiaries, Buyer shall use commercially reasonable efforts to cause each plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health, or dental plans of Buyer or Buyer Bank, (ii) provide full credit under such plans for any deductible, co-payment, and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the plan year prior to participation, and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to the employee on or after the Effective Time, in each case to the extent the employee had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Time for the plan year in which the Effective Time occurs. (e) Buyer shall honor, and the Surviving Entity shall continue to be obligated to perform, in accordance with their terms, all vested benefit obligations to, and contractual rights of, current and former employees and directors of Company existing as of the Effective Time, as well as all employment, severance, deferred compensation, retirement or “change-in-control” agreements, plans, or policies of Company, but only if such obligations, rights, agreements, plans or policies, that individually or in the aggregate are material, are set forth on the Company Disclosure Schedule. Buyer acknowledges that the consummation of the Merger shall constitute a “change-in-control” of Company for purposes of any benefit plans, agreements, and arrangements of Company. Nothing in this Agreement shall limit the ability of Buyer or Buyer Bank to amend or terminate any of the Company Benefit Plans or Buyer Benefit Plans in accordance with their terms at any time after the Effective Time, subject to vested rights of employees and directors that may not be terminated pursuant to the terms of the Company Benefit Plans or Buyer Benefit Plans. (f) If requested by Buyer in a written notice delivered to Company not less than five (5) Business Days prior to the Closing Date, Company shall cause the board of directors (or the appropriate committee thereof) of Company or its applicable Subsidiary to adopt resolutions and take such corporate actions that are necessary to terminate each Company Benefit Plan that

61 includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (each, a “Company 401(k) Plan”), effective as of the calendar day before the Closing Date. If Buyer terminates Company’s 401(k) plan prior to the Closing Date, Buyer shall use its commercially reasonable efforts to permit Company 401(k) participants who are employed by Company or any of its Subsidiaries as of such date to roll over any eligible rollover distributions in Company’s 401(k) plan into Buyer’s 401(k) plan, excluding those related to plan loans under Company’s 401(k) plan. (g) Nothing in this Section 5.12, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.12. Without limiting the foregoing, no provision of this Section 5.12 shall create any third party beneficiary rights in any current or former employee, director, or consultant of Company or its Subsidiaries in respect of continued employment (or resumed employment) or any other matter. Nothing in this Section 5.12 is intended (i) to amend any Company Benefit Plan or any Buyer Benefit Plan, (ii) interfere with Buyer’s or the Surviving Entity’s right from and after the Closing Date to amend or terminate any Company Benefit Plan or Buyer Benefit Plan or (iii) interfere with Buyer’s or the Surviving Entity’s right from and after the Effective Time to terminate the employment or provision of services by any director, employee, independent contractor, or consultant. Section 5.13 Notification of Certain Changes. Buyer and Company shall promptly advise the other party of any change or event having, or which would reasonably be expected to have, a Material Adverse Effect with respect to it or which it believes would reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement. Prior to the Effective Time (and on the date prior to the Closing Date), Buyer and Company shall supplement or amend their respective Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in such Disclosure Schedule which has been rendered materially inaccurate. No supplement or amendment to the Buyer Disclosure Schedule or Company Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Sections 6.02(a) or 6.03(a) of this Agreement, or compliance by Buyer or Company with the respective covenants and agreements. Section 5.14 Current Information. During the period from the date of this Agreement to the Effective Time, Company shall cause one or more of its designated representatives to confer on a regular and frequent basis (not less than weekly) with representatives of Buyer and to report the general status of Company’s financial affairs and the ongoing operations of Company and its Subsidiaries. Without limiting the foregoing, (A) Company agrees to provide to Buyer (i) a copy of each report filed by Company or any of its Subsidiaries with a Governmental Authority (if permitted by Law) within one (1) Business Day following its filing, and (ii) a consolidated balance sheet and a consolidated statement of operations, without related notes, within twenty (20) calendar days after the end of each month, prepared in accordance with Company’s current financial reporting practices, and (B) Company shall provide Buyer, on a monthly basis, with a schedule of all new loans, leases, extensions of credit, and renewal loans, leases and extensions of credit, or any increase in any customer’s aggregate credit outstanding or lease commitment (whether or not

62 subject to prior approval under Section 5.01(t) of this Agreement), and provide Buyer with a copy of, and the opportunity to discuss upon request, the relevant documentation for any loan, extension of credit, lease, or renewal. Section 5.15 Board Packages. Company shall distribute by overnight mail or by electronic mail a copy of any Company or Company Bank board package, including the agenda and any draft minutes, to Buyer at the same time in which it distributes a copy to the board of directors of Company or Company Bank; provided, however, that Company shall not be required to provide to Buyer copies of any documents that disclose (i) confidential discussions of this Agreement or the transactions it contemplates or any third-party proposal to acquire control of Company, (ii) any matter that Company’s board of directors has been advised by counsel may violate a confidentiality obligation or fiduciary duty or any Law or regulation, including with respect to the disclosure of regulatory examination ratings or other confidential supervisory information, or may result in a waiver of Company’s attorney-client privilege or violate the privacy rights of any customer, or (iii) any information provided to Company’s or Company Bank’s board of directors or the Loan Committee of Company’s or Company Bank’s board of directors with respect to loan- or credit-related information, including, but not limited to, loan pricing or credit decisions. Section 5.16 Transition; Informational Systems Conversion. From and after the date of this Agreement, Buyer and Company shall use their commercially reasonable efforts to facilitate the integration of Company with the business of Buyer following consummation of the transactions contemplated by this Agreement, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of Company and each of its Subsidiaries (the “Information Systems Conversion”) to those used by Buyer, which planning shall include, but not be limited to: (a) discussion of third-party service provider arrangements of Company and each of its Subsidiaries; (b) non-renewal, after the Effective Time, of personal property leases and software licenses used by Company and each of its Subsidiaries in connection with systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and reasonably appropriate to facilitate the conversion, as soon as practicable following the Effective Time; provided, however, that Company shall not be required to take any actions or provide any information pursuant to this Section 5.16 that would, in Company’s reasonable determination, violate applicable federal, state or local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees related to data protection or privacy. Buyer shall promptly reimburse Company for any reasonable out-of-pocket fees, expenses, or charges that Company may incur as a result of taking, at the request of Buyer, any action to facilitate the Information Systems Conversion. Company and Buyer shall take all actions and execute all further documents that are required to accomplish the foregoing in compliance with all applicable Laws, including those relating to Personal Data. Section 5.17 Access to Customers and Suppliers. (a) Access to Customers. Company and Buyer shall work together to promote good relations between Company Bank and its customers and to retain and grow Company Bank customer relationships prior to and after the Effective Time. Company and Buyer agree that it

63 may be advisable from and after the date of this Agreement for representatives of Company Bank and/or of Buyer Bank to meet with Company Bank customers to discuss the business combination and related transactions contemplated by this Agreement with Company Bank customers. Meetings with Company Bank customers will only occur with the express, prior permission of Company Bank, will be arranged solely by Company Bank representatives, and will be jointly attended by representatives of both Company Bank and Buyer Bank. Company, however, shall not be required to take any actions or provide any information pursuant to this Section 5.17 that would, in Company’s reasonable determination, violate applicable federal, state or local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees related to data protection or privacy. Nothing in this Section 5.17 shall be deemed to prohibit representatives of Company Bank and Buyer Bank to meet with and communicate with their respective customers that may also be customers of the other party. (b) Access to Suppliers. From and after the date of this Agreement, Company shall, upon Buyer’s reasonable request, introduce Buyer and its representatives to suppliers of Company and its Subsidiaries for the purpose of facilitating the integration of Company and its business into that of Buyer. Any interaction between Buyer and Company’s suppliers shall be coordinated by Company. Company shall have the right to participate in any discussions between Buyer and Company’s suppliers. Section 5.18 Environmental Assessments. (a) Company shall cooperate with and grant access to an environmental consulting firm selected by Buyer and reasonably acceptable to Company, during normal business hours (and at such other times as may be agreed), to any real property (including buildings or other structures) currently owned or operated by Company or any of its Subsidiaries or any Company Loan Property for the purpose of conducting (i) Phase I Assessments (which also may include an evaluation of asbestos containing materials, polychlorinated biphenyls, lead based paint, lead in drinking water, mold, and radon); (ii) Phase II Environmental Assessments, including subsurface investigation of soil, soil vapor, and groundwater (“Phase II Assessment”); and/or (iii) surveys and sampling of indoor air and building materials for the presence of radon, asbestos containing materials, mold, microbial matter, polychlorinated biphenyls, and other Hazardous Substances. Buyer and its environmental consulting firm shall conduct all environmental assessments pursuant to this Section 5.18 at mutually agreeable times and so as to eliminate or minimize to the greatest extent possible interference with Company’s operation of its business, and Buyer shall maintain or cause to be maintained reasonably adequate insurance with respect to any assessment conducted. Buyer shall be required to restore each property to substantially its pre-assessment condition. All costs and expenses incurred in connection with any Phase I or Phase II Assessment and any restoration and clean up shall be borne solely by Buyer. (b) To the extent requested by Buyer, each environmental assessment shall include an estimate by the environmental consulting firm preparing such environmental assessment of the costs of investigation, monitoring, personal injury, property damage, clean up, remediation, penalties, fines or other liabilities, as the case may be, relating to the “potential environmental condition(s)” or “recognized environmental condition(s)” or other conditions which are the subject of the environmental assessment.

64 Section 5.19 Shareholder Litigation and Claims. In the event that any shareholder litigation related to this Agreement or the Merger or the other transactions contemplated by this Agreement is brought or, to Company’s Knowledge, threatened, against Company and/or the members of the board of directors of Company prior to the Effective Time, Company shall consult with Buyer regarding the defense or settlement of the litigation, and no such settlement shall be agreed to without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Company shall (i) promptly notify Buyer of any shareholder litigation brought, or threatened, against Company and/or members of the board of directors of Company, (ii) keep Buyer reasonably informed with respect to the litigation’s status; provided, however, that no information need to be provided if doing so would jeopardize the attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement, and (iii) give Buyer the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation. Company shall consult with Buyer regarding the selection of counsel to represent Company in any such shareholder litigation. Section 5.20 Company Director Resignations. Company shall use commercially reasonable efforts to deliver to Buyer resignations of those directors of Company, Company Bank, and any of their Subsidiaries requested in writing by Buyer at least five (5) calendar days prior to the Closing Date, with each such resignation to be effective as of the Effective Time. Section 5.21 Third Party Consents. Company shall use all commercially reasonable efforts to obtain the Company Third Party Consents prior to Closing. Section 5.22 Coordination. (a) Company and Company Bank shall take any actions Buyer may reasonably request prior to the Effective Time to facilitate the consolidation of the operations of Company Bank with Buyer Bank, including, without limitation, the preparation and filing of all documentation that is necessary or desirable to obtain all permits, consents, approvals and authorizations of third parties or Governmental Authorities to close and/or consolidate any Buyer Bank or Company Bank branches or facilities and furnishing information and otherwise cooperating with Buyer in the marketing and sale to third parties, contingent on the Effective Time, of any owned or leased real property or tangible property associated with any such branches or facilities. Company shall give reasonable consideration to Buyer’s input regarding the matters reflected in this Section 5.22. Company and Company Bank shall permit representatives of Buyer Bank to be onsite at Company Bank during normal business hours to facilitate consolidation of operations and assist with any other coordination efforts as necessary. (b) Upon Buyer’s reasonable request and consistent with GAAP, the rules and regulations of the SEC and applicable banking Laws and regulations, (i) each of Company and its Subsidiaries shall modify or change its loan, OREO, accrual, reserve, tax, litigation, and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Buyer and (ii) Company shall make such accruals under the Company Benefit Plans as Buyer may reasonably request to reflect the benefits payable under such Company Benefit Plans upon the completion of the Merger. Notwithstanding the foregoing, no such modifications, changes, or divestitures of the type described in this Section 5.22(b) need be made prior to the satisfaction of the conditions set forth in Sections 6.01(a) and

65 6.01(b) of this Agreement, and shall be made only in the quarter within which Closing occurs; provided, however, that no modifications, changes, or divestitures of the type described in this Section 5.22(b) shall result in any change to Company’s SEC filings, Consolidated Financial Statements for Bank Holding Companies, or Reports of Conditions and Statements of Income or call into question the validity of the filings made and certifications given under this Agreement. (c) Company and Company Bank shall, consistent with GAAP and regulatory accounting principles, use their commercially reasonable efforts to implement at Buyer’s request internal control procedures which are consistent with Buyer’s and Buyer Bank’s current internal control procedures to allow Buyer to fulfill its reporting requirement under Section 404 of the Sarbanes-Oxley Act; provided, however, that no such modifications, changes, or divestitures need be made prior to the satisfaction of the conditions set forth in Sections 6.01(a) and 6.01(b) of this Agreement, and shall be made only in the quarter within which Closing occurs, provided, further, that no modifications, changes, or divestitures of the type described in this Section 5.22(b) shall result in any change to Company’s SEC filings, Consolidated Financial Statements for Bank Holding Companies, or Reports of Conditions and Statements of Income or call into question the validity of the filings made and certifications given under this Agreement. (d) No accrual or reserve or change in policy or procedure made by Company or any of its Subsidiaries pursuant to this Section 5.22 shall constitute or be deemed to be a breach, violation, of or failure to satisfy any representation, warranty, covenant, agreement, condition, or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation, or failure to satisfy shall have occurred. The recording of any such adjustment shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Company or its management with any such adjustments. (e) Subject to Section 5.22(b) of this Agreement, Buyer and Company shall reasonably cooperate (i) to minimize any potential adverse impact to Buyer under ASC 805, and (ii) to maximize potential benefits to Buyer and its Subsidiaries under Section 382 of the Code in connection with the transactions contemplated by this Agreement, in each case consistent with GAAP, the rules and regulations of the SEC, and applicable banking Laws. Section 5.23 Corporate Governance. (a) Prior to the Effective Time, the board of directors of Buyer shall take all actions necessary to, effective as of the Effective Time, increase the size of the board of directors of the Surviving Entity by two (2) directors and appoint two (2) directors designated by Buyer, in consultation with Company, who shall be selected from among the current directors of Company as of the date hereof (the “Company-Designated Directors”). One of the Company-Designated Directors will become a member of the class of Buyer’s board of directors whose term will expire at Buyer’s 2028 annual meeting, and one of the Company-Designated Directors will become a member of the class of Buyer’s board of directors whose term will expire at Buyer’s 2027 annual meeting. The appointments will be consistent with all applicable corporate governance policies and guidelines of Buyer.

66 (b) Prior to the Effective Time, the board of directors of Buyer Bank shall take all actions necessary to, effective as of the Effective Time, increase the size of the board of directors of the Surviving Bank by two (2) directors and appoint the Company-Designated Directors. Upon the expiration of their initial terms, Buyer Bank shall cause each Company- Designated Director to be renominated for election to the board of directors of the Surviving Bank for so long as such Company-Designated Director is a member of Buyer’s board of directors. The appointments and renominations will be consistent with all applicable corporate governance policies and guidelines of Buyer Bank. (c) On the Closing Date, Buyer shall invite all directors of the Company immediately prior to the Effective Time (other than the Company-Designated Directors) to become members of a Transition Advisory Board of Buyer (the “Advisory Board”) and shall cause all such individuals who accept such invitation to be elected or appointed as members of the Advisory Board. Such members will serve on the Advisory Board until the second (2nd) anniversary of the Closing Date or until their respective earlier death or resignation, during which period such members will each receive appropriate compensation. Section 5.24 Reserved. Section 5.25 Stock Exchange De-listing. Prior to the Closing Date, Company shall cooperate with Buyer and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Entity of the Company Common Stock from Nasdaq and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time. Section 5.26 Coordination of Dividends. After the date of this Agreement, each of Buyer and Company shall coordinate with the other the payment of dividends with respect to the Buyer Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Company Common Stock or any share of Buyer Common Stock that any such holder receives in exchange for such shares of Company Common Stock in the Merger. Section 5.27 Section 16(a). Prior to the Effective Time, Buyer shall, as applicable, take all such steps as may be required to cause any acquisitions of Buyer Common Stock resulting from the transactions contemplated by this Agreement by each individual who may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Buyer to be exempt under Rule 16b-3 promulgated under the Exchange Act. Company agrees to promptly furnish Buyer with all requisite information necessary for Buyer to take the actions contemplated by this Section 5.27. Section 5.28 Takeover Restrictions. None of Company, Buyer or their respective boards of directors shall take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated from any applicable Takeover Restriction now or hereafter

67 in effect. If any Takeover Restriction may become, or may purport to be, applicable to the transactions contemplated by this Agreement, each party and the members of their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Restriction. Section 5.29 Company DRIP. Company shall use reasonable best efforts to, as promptly as practical after the date hereof, cause the Company DRIP to be suspended with effect, to the extent permissible in accordance with the terms thereof, from the date of this Agreement until the earlier of the Effective Time or valid termination of the Agreement. Section 5.30 Treatment of Company Indebtedness. In connection with the Merger and/or Bank Merger, the due and punctual performance and observance of the covenants to be performed by Company or Company Bank, as applicable, under the indentures set forth on Company Disclosure Schedule 5.30 shall be assumed, as applicable, by Buyer or Buyer Bank (in connection with the Bank Merger), along with the due and punctual payment of the principal of (and premium, if any) and interest on, the notes governed thereby. In connection therewith, prior to the Effective Time, Company and Buyer shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates or other documents, and the parties hereto shall cooperate and use reasonable best efforts to provide any opinion of counsel to the trustee thereof, required to make such assumption effective as of the Effective Time. If reasonably requested by Buyer in writing, Company shall provide such cooperation and assistance prior to Closing as is reasonably required in order for Company to redeem or repurchase such indebtedness in accordance with the terms thereof as soon as practical after the Closing. ARTICLE VI CONDITIONS TO CONSUMMATION OF THE MERGER Section 6.01 Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of Buyer and Company to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the parties prior to the Closing Date of each of the following conditions: (a) Shareholder Approvals. The Requisite Company Shareholder Approval shall have been obtained. (b) Regulatory Approvals. All Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger and the Bank Merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods shall have expired or been terminated. (c) No Injunctions or Restraints; Illegality. No judgment, order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by this

68 Agreement shall be in effect. No statute, rule, regulation, order, injunction, or decree shall have been enacted, entered, promulgated, or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated by this Agreement. (d) Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority. (e) Nasdaq Listing. The shares of Buyer Common Stock issuable pursuant to the Merger shall have been listed on Nasdaq, subject to official notice of issuance. Section 6.02 Conditions to Obligations of Company. The obligations of Company to consummate the Merger also are subject to the fulfillment or written waiver by Company prior to the Closing Date of each of the following conditions: (a) Representations and Warranties. The representations and warranties of Buyer set forth in (i) Section 4.03 and 4.10 of this Agreement (after giving effect to the lead-in to Article IV) shall be true and correct (other than in the case of Section 4.03 such failures to be true and correct as are de minimis) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and (ii) Sections 4.02, 4.04, 4.05, 4.06, 4.10 and 4.15 of this Agreement (in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations of Buyer set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Buyer. Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to the foregoing effect. (b) Performance of Obligations of Buyer. Buyer shall have performed and complied with all of its covenants and other obligations under this Agreement in all material respects at or prior to the Closing Date, and Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to that effect.

69 (c) Tax Opinion. Company shall have received an opinion from Hunton Andrews Kurth LLP (or other nationally recognized tax counsel reasonably acceptable to Company), dated as of the Closing Date, in substance and form reasonably satisfactory to Company to the effect that, on the basis of the facts, representations, and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Hunton Andrews Kurth LLP may require and rely upon representations contained in certificates of officers of each of Company and Buyer. (d) Other Actions. Buyer shall have furnished Company with such certificates of their respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.01 and 6.02 as Company may reasonably request. Section 6.03 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Merger are subject to the fulfillment or written waiver by Buyer prior to the Closing Date of each of the following conditions: (a) Representations and Warranties. The representations and warranties of Company set forth in (i) Sections 3.03 and 3.10(a) of this Agreement (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.03 of this Agreement, such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date) and (ii) Sections 3.02, 3.05, 3.06, 3.08, 3.10(a) of this Agreement (other than clause (i)) and 3.16 of this Agreement (in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations of Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Company. Buyer shall have received a certificate, dated as of the Closing Date, signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to the foregoing effect. (b) Performance of Obligations of Company. Company shall have performed and complied with all of its covenants and other obligations under this Agreement in all material respects at or prior to the Closing Date, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of Company by the Chief Financial Officer and Chief Executive Officer of Company to that effect.

70 (c) No Materially Burdensome Regulatory Condition. No Materially Burdensome Regulatory Condition shall exist with respect to any Regulatory Approvals required for consummation of the Merger and Bank Merger. (d) Tax Opinion. Buyer shall have received an opinion from Simpson Thacher & Bartlett LLP (or other nationally recognized tax counsel reasonably acceptable to Buyer), dated as of the Closing Date, in substance and form reasonably satisfactory to Buyer to the effect that, on the basis of the facts, representations, and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Simpson Thacher & Bartlett LLP may require and rely upon representations contained in certificates of officers of each of Company and Buyer. (e) FIRPTA Certification. Company shall have delivered duly executed documentation dated as of the Closing Date reasonably satisfactory to Buyer in form and substance consisting of (i) a certification complying with the Code and the Treasury Regulations certifying that Company is not, and was not, a “United States real property holding corporation” (as the term is defined in Section 897(c)(2) of the Code and the Treasury Regulations promulgated in connection therewith) at any time during the applicable period specified by Section 897(c)(1)(A)(ii) of the Code ending on the Closing Date, and (ii) a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), which notice shall be delivered by Buyer to the IRS on behalf of Company after the Closing. (f) Other Actions. Company shall have furnished Buyer with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.01 and 6.03 of this Agreement as Buyer may reasonably request. ARTICLE VII TERMINATION Section 7.01 Termination. This Agreement may be terminated and the Merger and the Bank Merger may be abandoned: (a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Buyer and Company if the board of directors of Buyer and the board of directors of Company each so determines by a majority vote of its entire board of directors. (b) No Regulatory Approval. By either Buyer or Company, if its board of directors so determines by a majority vote of the members of its entire board of directors, in the event the approval of any Governmental Authority required for consummation of the Merger or Bank Merger shall have been denied by final, nonappealable action by such Governmental Authority or an application seeking approval of the Merger or Bank Merger shall have been permanently withdrawn at the request of a Governmental Authority, unless the failure to obtain such approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein. (c) Breach of Representations and Warranties. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty,

71 covenant, or other agreement in this Agreement in a manner that would entitle the other party not to consummate the Merger or Bank Merger) if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of Buyer, in the case of a termination by Company, or Company, in the case of a termination by Buyer, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 6.02 of this Agreement, in the case of a termination by Company, or Section 6.03 of this Agreement, in the case of a termination by Buyer, and which is not cured by the earlier of the End Date and thirty (30) calendar days following written notice to Buyer, in the case of a termination by Company, or Company, in the case of a termination by Buyer, or by its nature or timing cannot be cured during such period. (d) Breach of Covenants. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement in this Agreement in a manner that would entitle the other party not to consummate the Merger or Bank Merger) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party which shall not have been cured by the earlier of the End Date or thirty (30) calendar days following written notice to the party committing the breach from the other party, or if the breach, by its nature or timing, cannot be cured during such period. (e) Delay. By either Buyer or Company if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement (the “End Date”), unless the failure of the Closing to occur by that date shall be primarily due to a material breach of any provision of this Agreement by the party seeking to terminate this Agreement. (f) Failure to Recommend. By Buyer, prior to such time as the Requisite Company Shareholder Approval is obtained, if Company or the board of directors of Company (A) withholds, withdraws, modifies or qualifies in a manner adverse to Buyer the Company Board Recommendation, (B) fails to make the Company Board Recommendation in the Proxy Statement, (C) adopts, approves, recommends or endorses a Company Acquisition Proposal or publicly announces an intention to adopt, approve, recommend or endorse a Company Acquisition Proposal, (D) fails to publicly and without qualification (1) recommend against any Company Acquisition Proposal or (2) reaffirm the Company Board Recommendation, in each case within ten (10) Business Days (or such fewer number of days as remains prior to the Company Meeting) after a Company Acquisition Proposal is made public or any request by Buyer to do so, or (E) materially breaches its obligations under Section 5.05 or Section 5.10). (g) No Shareholder Approval. By either Buyer or Company (provided in the case of Company that it shall not be in material breach of any of its obligations under Section 5.05 or Section 5.10), if the Requisite Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Meeting. Section 7.02 Termination Fee. In recognition of the efforts, expenses and other opportunities foregone by Buyer while structuring and pursuing the Merger:

72 (a) Company shall pay to Buyer by wire transfer of immediately available funds a termination fee equal to $22,488,000 (the “Termination Fee”) in the event Buyer terminates this Agreement pursuant Section 7.01(f) of this Agreement as promptly as practicable (but in any event within three (3) Business Days of termination). (b) In the event that (A) (i) after the date of this Agreement and prior to the termination of this Agreement, a Company Acquisition Proposal, whether or not conditional, shall have been communicated to or otherwise made known to the board of directors or senior management of Company or shall have been made directly to Company’s shareholders generally or any person shall have publicly announced (or any Person shall have, after the date of this Agreement, publicly announced an intent, whether or not conditional, to make) a Company Acquisition Proposal or (ii) the board of directors of Company has made a Company Adverse Recommendation Change (or publicly proposed to make a Company Adverse Recommendation Change) prior to or on the date of Company Meeting (including any postponement or adjournment at which the vote on which the Merger is held), (B) thereafter this Agreement is terminated by either Buyer or Company pursuant to Section 7.01(e) or Section 7.01(g) of this Agreement or by Buyer pursuant to Section 7.01(c) or Section 7.01(d) of this Agreement, and (C) within twelve (12) months after the date of such termination, Company enters into a definitive agreement, recommends or consummates a transaction with respect to an Acquisition Transaction (whether or not such Acquisition Transaction resulted from or was related to the Company Acquisition Proposal referred to in the foregoing), then Company shall, on the earlier of the date it enters into or recommends such definitive agreement and the date of consummation of such Acquisition Transaction, pay Buyer, by wire transfer of immediately available funds, a fee equal to the Termination Fee; provided, that for purposes of this Section 7.02(b), all references in the definition of Acquisition Transaction to “20%” shall instead refer to “50%.” (c) Company and Buyer each agree that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Buyer would not enter into this Agreement; accordingly, if Company fails promptly to pay any amounts due under this Section 7.02 and, in order to obtain such payment, Buyer commences a suit that results in a judgment against Company for such amounts, Company shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest equal to the sum of (x) the rate of interest published from time to time in The Wall Street Journal, Eastern Edition (or any successor publication), designated therein as the prime rate on the date such payment was due, (y) plus 200 basis points, together with the costs and expenses of Buyer (including reasonable legal fees and expenses) in connection with the suit. The amounts payable by Company pursuant to this Section 7.02 constitute liquidated damages and not a penalty, and, except in the case of fraud or a willful and material breach, shall be the sole monetary remedy in the event of a termination of this Agreement specified in this Section 7.02. (d) Notwithstanding anything to the contrary set forth in this Agreement, if Company pays or causes to be paid to Buyer or to Buyer Bank the Termination Fee, neither Company nor Company Bank (or any successor in interest of Company or Company Bank) nor any of their officers, directors or affiliates will have any further obligations or liabilities to Buyer or Buyer Bank with respect to this Agreement or the transactions contemplated by this Agreement, and if Buyer pays or causes to be paid to Company or to Company Bank the Termination Fee,

73 neither Buyer nor Buyer Bank will have any further obligations or liabilities to Company or Company Bank with respect to this Agreement or the transactions contemplated by this Agreement, in each case except in the case of fraud or a willful and material breach. Section 7.03 Effect of Termination. In the event of termination of this Agreement pursuant to this Article VII, no party to this Agreement shall have any liability or further obligation to any other party other than as set forth in Section 7.02 of this Agreement, provided, however, termination will not relieve a breaching party from liability for fraud or any willful and material breach of any covenant, agreement, representation, or warranty of this Agreement giving rise to such termination and provided that in no event will a party be liable for any punitive damages. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement. ARTICLE VIII DEFINITIONS Section 8.01 Definitions. The following terms are used in this Agreement with the meanings set forth below: “Acquisition Transaction” means any of the following (other than the transactions contemplated by this Agreement) involving Company or its Subsidiaries: (a) any merger, consolidation, share exchange, business combination, or other similar transaction involving Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Company and its Subsidiaries; (b) any sale, lease, exchange, mortgage, pledge (excluding any FHLB or FRB pledges or other Company Bank borrowing), transfer or other disposition of equity, assets and/or liabilities that constitute 20% or more of the consolidated assets of Company and its subsidiaries or 20% or more of any class of equity or voting securities of Company or its Subsidiaries in a single transaction or series of transactions; or (c) any tender offer or exchange offer for 20% or more of the outstanding shares of its capital stock or equity or the filing of a registration statement under the Securities Act in connection with a tender offer or exchange offer. “Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise. “Agreement” means this Agreement and Plan of Merger (including Exhibits and Disclosure Schedules), as amended or modified in accordance with Section 9.02 of this Agreement. “Approval Date” has the meaning set forth in Section 1.03 of this Agreement. “Articles of Merger” has the meaning set forth in Section 1.04 of this Agreement.

74 “Bank Merger” has the meaning set forth in the recitals to this Agreement. “Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended. “BHC Act” means the Bank Holding Company Act of 1956, as amended. “BOLI” has the meaning set forth in Section 3.32(b) of this Agreement. “Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in The Commonwealth of Massachusetts are authorized or obligated to close. “Buyer” has the meaning set forth in the preamble to this Agreement. “Buyer Bank” has the meaning set forth in the preamble to this Agreement. “Buyer Benefit Plans” has the meaning set forth in Section 4.16(a) of this Agreement. “Buyer Common Stock” means the common stock, $0.01 par value per share, of Buyer. “Buyer Disclosure Schedule” has the meaning set forth in Section 4.01(a) of this Agreement. “Buyer Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of Buyer and its Subsidiaries. “Buyer Pension Plan” has the meaning set forth in Section 4.16(a) of this Agreement. “Buyer Regulatory Agreement” has the meaning set forth in Section 4.09 of this Agreement. “Buyer Reports” has the meaning set forth in Section 4.06(a) of this Agreement. “Buyer Share Issuance” has the meaning set forth in Section 3.07(a) of this Agreement. “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act. “Cash Consideration” has the meaning set forth in Section 2.01(c) of this Agreement. “Cash Payment” has the meaning set forth in Section 2.06(a) of this Agreement. “Certificate” means any certificate or book entry statement which immediately prior to the Effective Time represents shares of Company Common Stock. “Closing” and “Closing Date” have the meanings set forth in Section 1.03 of this Agreement. “Code” means the Internal Revenue Code of 1986, as amended.

75 “Community Reinvestment Act” or “CRA” means the Community Reinvestment Act of 1977, as amended. “Company” has the meaning set forth in the preamble to this Agreement. “Company 401(k) Plan” has the meaning set forth in Section 5.12(f) of this Agreement. “Company Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, inquiry or proposal relating to any Acquisition Transaction or any public announcement by any Person (which shall include any regulatory application or notice) of a proposal, plan, or intention with respect to any Acquisition Transaction. “Company Adverse Recommendation Change” has the meaning set forth in Section 5.05(a) of this Agreement. “Company Balance Sheet Date” has the meaning set forth in Section 3.10(a) of this Agreement. “Company Bank” has the meaning set forth in the preamble to this Agreement. “Company Benefit Plans” means all benefit and compensation plans, contracts, policies, or arrangements (whether or not written) (i) covering Company Employees, (ii) covering current or former directors of Company or any of its Subsidiaries, or (iii) with respect to which Company or any Subsidiary has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans. “Company Board Recommendation” has the meaning set forth in Section 5.05(a) of this Agreement. “Company Common Stock” means the common stock, $0.01 par value per share, of Company. “Company Disclosure Schedule” has the meaning set forth in Section 3.01(a) of this Agreement. “Company DRIP” means the Company’s Dividend Reinvestment and Direct Stock Purchase Plan. “Company Employees” means any current or former employee of Company or any of its Subsidiaries. “Company Equity Plans” has the meaning set forth in Section 2.06(a) of this Agreement. “Company Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of Company and its Subsidiaries.

76 “Company Intervening Event” means a material event, fact, circumstance, development or occurrence which is unknown and not reasonably foreseeable to or by the board of directors of Company as of the date hereof (and does not relate to a Company Superior Proposal), but becomes known to or by the board of directors of Company prior to obtaining the Requisite Company Shareholder Approval; provided, that none of the following shall be considered or taken into account in determining whether a Company Intervening Event has occurred: (1) changes in the trading price or trading volume of the Company Common Stock (it being understood that the underlying cause of such change may be taken into account to the extent not otherwise excluded by this definition) or (2) the fact alone that Company meets or exceeds any internal or published forecasts or projections for any period (it being understood that the underlying cause of such over- performance by Company may be taken into account to the extent not otherwise excluded by this definition). “Company Loan” has the meaning set forth in Section 3.23(b) of this Agreement. “Company Loan Property” has the meaning set forth in Section 3.18(a) of this Agreement. “Company Meeting” has the meaning set forth in Section 3.35 of this Agreement. “Company Pension Plan” has the meaning set forth in Section 3.16(b) of this Agreement. “Company Real Property” has the meaning set forth in Section 3.30(c) of this Agreement. “Company Regulatory Agreement” has the meaning set forth in Section 3.14 of this Agreement. “Company Reports” has the meaning set forth in Section 3.08(a) of this Agreement. “Company Restricted Stock Award” has the meaning set forth in Section 2.06(b) of this Agreement. “Company Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal with respect to more than 50% of the outstanding shares of capital stock of Company or substantially all of the assets of Company that is (a) on terms which the board of directors of Company determines in good faith (after taking into account all the terms and conditions of the Company Acquisition Proposal and this Agreement (including any written proposal by Buyer to adjust the terms and conditions of this Agreement)), including any breakup fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such proposal to obtain financing for such Company Acquisition Proposal, after consultation with its financial advisor, to be more favorable from a financial point of view to Company’s shareholders than the transactions contemplated by this Agreement, and (b) that constitutes a transaction that, in the good faith judgment of the board of directors of Company, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory, and other aspects of the proposal. “Company Third Party Consents” has the meaning set forth in Section 3.13(d) of this Agreement.

77 “Covered Person” has the meaning set forth in Section 3.38 of this Agreement. “D&O Insurance” has the meaning set forth in Section 5.11(c) of this Agreement. “Derivative Transaction” means any swap transactions, option, warrant, forward purchase or sale transactions, futures transactions, cap transactions, floor transactions, or collar transactions relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events, or conditions or any indexes, or any other similar transactions (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to them. “DIF” has the meaning set forth in Section 3.02(b) of this Agreement. “Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act. “Effective Time” has the meaning set forth in Section 1.04 of this Agreement. “End Date” has the meaning set forth in Section 7.01(e) of this Agreement. “Environmental Law” means any Law, any judicial or administrative order, decree, or any agency requirement relating to: (a) pollution, public or worker health or safety, or the protection or restoration of the indoor or outdoor environment, human health, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes: (a) the following statutes, as amended, any successor law, and any implementing regulations, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101, et seq.; the Safe Drinking Water Act; 42 U.S.C. § 300f, et seq.; and (b) common law that may impose liability (including strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance. “Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended. “ERISA Affiliate” has the meaning set forth in Section 3.16(c) of this Agreement. “ESPP” means the Enterprise Bancorp, Inc. Employee Stock Purchase Plan.

78 “Exchange Act” means the Securities Exchange Act of 1934, as amended. “Exchange Agent” means such exchange agent as may be designated by Buyer and reasonably acceptable to Company to act as agent for purposes of conducting the exchange procedures described in Section 2.04 of this Agreement (which shall be Buyer’s transfer agent). “Exchange Fund” has the meaning set forth in Section 2.04(a) of this Agreement. “Exchange Ratio” has the meaning set forth in Section 2.01(c) of this Agreement. “Executive Officer” means each officer of (i) Buyer who files reports with the SEC pursuant to Section 16(a) of the Exchange Act, and (ii) those officers of Company set forth on Company Disclosure Schedule 8.01. “Exercise Price” has the meaning set forth in Section 2.06(a) of this Agreement. “Fair Credit Reporting Act” means the Fair Credit Reporting Act, as amended. “Fair Housing Act” means the Fair Housing Act, as amended. “FDIC” means the Federal Deposit Insurance Corporation. “Federal Deposit Insurance Act” means the Federal Deposit Insurance Act of 1950, as amended. “Federal Reserve Act” means the Federal Reserve Act of 1913, as amended. “FHLB” means the Federal Home Loan Bank of Boston. “FRB” means the Federal Reserve Bank of Boston. “GAAP” means accounting principles generally accepted in the United States of America. “Governmental Authority” means any federal, state, local or foreign court, regulator, administrative agency, or commission or other governmental authority or instrumentality. “Gramm-Leach-Bliley Act of 1999” means the Financial Services Modernization Act of 1999, as amended, which is commonly referred to as the “Gramm-Leach-Bliley Act.” “Hazardous Substance” means any and all substances, materials and wastes (whether solid, liquid or gas) defined, listed, or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials, or words of similar meaning or regulatory effect (or for which liability or standards of conduct may be imposed) under any Environmental Law or that may have a negative impact on human health or the environment, including petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, per- and polyfluoroalkyl substance, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins and airborne pathogens (naturally occurring or otherwise).

79 “Home Mortgage Disclosure Act” means Home Mortgage Disclosure Act of 1975, as amended. “Indemnified Parties” and “Indemnifying Party” have the meanings set forth in Section 5.11(a) of this Agreement. “Information Systems Conversion” has the meaning set forth in Section 5.16 of this Agreement. “Insurance Policies” has the meaning set forth in Section 3.32(a) of this Agreement. “Intellectual Property” means all worldwide intellectual property, including (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to them; (b) patents and industrial designs (including any continuations, divisionals, continuations- in-part, renewals, reissues, and applications for any of them); (c) copyrights (including any registrations and applications for any of them and all copyrights in Systems); (d) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies, and (e) all applications and registrations for any of the foregoing. “IRS” means the Internal Revenue Service. “Knowledge” of any Person (including references to a Person being aware of a particular matter) as used with respect to Company and its Subsidiaries means those facts that are actually known, after reasonable inquiry, by George L. Duncan, Richard W. Main, Steven L. Larochelle, Joe Lussier, Brian Bullock and Jamie L. Gabriel and the directors of Company and Company Bank, and as used with respect to Buyer and its Subsidiaries means those facts that are actually known, after reasonable inquiry, by the Executive Officers of Buyer and Buyer Bank and the directors of Buyer and Buyer Bank. Without limiting the scope of the immediately preceding sentence, the term “Knowledge” includes any fact, matter, or circumstance set forth in any written notice received by Company or Buyer, respectively, from any Governmental Authority. “Law” means any statute, law (including common law), ordinance, rule, or regulation of any Governmental Authority that is applicable to the referenced Person. “Leases” has the meaning set forth in Section 3.30(c) of this Agreement. “Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge or other claim of third parties of any kind. “Loans” has the meaning set forth in Section 3.23(a) of this Agreement. “Material Adverse Effect” means with respect to any Person, any effect, circumstance, occurrence or change that (a) is material and adverse to the financial position, results of operations, or business of such Person and its Subsidiaries, taken as a whole, or (b) which does or would materially impair the ability of such Person to perform its obligations under this Agreement;

80 provided, however, that for the purposes of clause (a) above, Material Adverse Effect shall not be deemed to include the impact of: (i) changes, after the date hereof, in Law or interpretations of Law by Governmental Authorities; (ii) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally; (iii) changes, after the date hereof in general economic or capital market conditions affecting financial institutions or their market prices generally, including, but not limited to, changes in levels of interest rates generally; (iv) the effects of the expenses incurred by Company or Buyer or their respective Affiliates in negotiating, documenting, effecting, and consummating the transactions contemplated by this Agreement; (v) any action or omission required by this Agreement or taken, after the date of this Agreement, by Company with the prior written consent of Buyer, and vice versa, or as otherwise expressly permitted or contemplated by this Agreement or at the written direction of Buyer; (vi) the public announcement of this Agreement or the pendency of the transactions contemplated herein (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, lessors or employees); (vii) changes, after the date hereof, in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (viii) natural disasters, pandemics (including the outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, and the governmental and other responses thereto) or other force majeure events; (ix) a failure, in and of itself, to meet earnings projections or internal financial forecasts or any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, but not including any underlying causes thereof; and (x) a decline in the trading price of Buyer Common Stock, except, with respect to subclauses (i), (ii), (iii), (vii) or (viii), to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate. “Materially Burdensome Regulatory Condition” has the meaning set forth in Section 5.07 of this Agreement. “Material Contracts” has the meaning set forth in Section 3.13(a) of this Agreement. “Maximum D&O Tail Premium” has the meaning set forth in Section 5.11(c) of this Agreement. “MBCA” has the meaning set forth in Section 1.01 of this Agreement. “Merger” has the meaning set forth in the recitals to this Agreement. “Merger Consideration” has the meaning set forth in Section 2.01 of this Agreement. “Nasdaq” has the meaning set forth in Section 3.07(a) of this Agreement. “National Labor Relations Act” means the National Labor Relations Act of 1935, as amended. “New Certificates” has the meaning set forth in Section 2.04(a) of this Agreement.

81 “Option” and “Options” have the meaning set forth in Section 2.06(a) of this Agreement. “OREO” has the meaning set forth in Section 3.23(a) of this Agreement. “Owned Intellectual Property” means Intellectual Property owned or purported to be owned by Company or its Subsidiaries. “Owned Real Property” has the meaning set forth in Section 3.30(b) of this Agreement. “Patient Protection and Affordable Care Act” means the Patient Protection and Affordable Care Act, as amended. “Per Share Cash Equivalent Consideration” means the product (rounded to the nearest cent) obtained by multiplying (i) 0.6279 by (ii) the volume-weighted average trading price of a share of the Buyer Common Stock on Nasdaq for the consecutive period of five (5) full trading days ending on the day immediately preceding the Closing Date, as provided by Bloomberg L.P. “Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization, or other organization or firm of any kind or nature. “Personal Data” means all data that identifies or that, whether alone or in combination with other data, can reasonably be used to identify an individual or household, including all “personal data,” “personal information,” “personally identifiable information” or similar terms under applicable Law. “Phase I Assessment” has the meaning set forth in Section 5.01(y) of this Agreement. “Phase II Assessment” has the meaning set forth in Section 5.18(a) of this Agreement. “Privacy Obligation” means all applicable Laws, binding industry or self-regulatory standards or public or posted privacy policies with respect to Personal Data and/or the Processing thereof. “Processing” has the meaning ascribed to such term in any applicable Law governing Personal Data. “Proxy Statement” has the meaning set forth in Section 5.06 of this Agreement. “Registration Statement” has the meaning set forth in Section 5.06 of this Agreement. “Regulatory Approval” has the meaning set forth in Section 3.07(a) of this Agreement. “Release” means, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment. “Requisite Company Shareholder Approval” has the meaning set forth in Section 3.06 of this Agreement.

82 “Rights” means, with respect to any Person, warrants, options, rights, convertible securities, and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests. “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended. “SEC” means the U.S. Securities and Exchange Commission. “Securities Act” means the Securities Act of 1933, as amended. “Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the party. For purposes of this Agreement any reference to a Company Subsidiary means, unless the context otherwise requires, any current or former Subsidiary of Company. “Surviving Entity” shall have the meaning set forth in the recitals to this Agreement. “Systems” means all hardware, computers, software, websites, applications, databases, systems, networks and other information technology assets and equipment. “Takeover Restrictions” shall have the meaning set forth in Section 3.33 of this Agreement. “Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, profits, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, business, severance, stamp, occupation, property, custom duties, unemployment, environmental, capital stock, occupancy, or other tax, custom, duty, governmental fee or other like assessment or charge of any kind in the nature of tax (including withholding on amounts paid to or by any Person) imposed by a Governmental Authority, together with any interest, additions or penalties, whether disputed or not. “Taxing Authority” means any Governmental Authority responsible for the imposition, assessment or collection of any Tax. “Tax Returns” means any return, declaration or other report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Taxing Authority, including any schedules or attachment thereto, and any amendment thereof, and including any information returns, claim for refund, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Termination Fee” has the meaning set forth in Section 7.02(a) of this Agreement. “The date hereof” or “the date of this Agreement” means December 8, 2024.

83 “Truth in Lending Act” means the Truth in Lending Act of 1968, as amended. “Treasury” means the United States Department of the Treasury. “Treasury Regulations” means the Treasury Regulations promulgated under the Code. “USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and its implementing regulations. “Voting Agreement” has the meaning set forth in the recitals to this Agreement. “VWAP” means volume-weighted average trading price of a share of (i) Buyer Common Stock on Nasdaq (or if Buyer Common Stock is not then listed on Nasdaq, the principal securities market on which Buyer Common Stock is then listed or quoted), or (ii) the Index, in each case as reported by Bloomberg L.P. ARTICLE IX MISCELLANEOUS Section 9.01 Survival. No representations, warranties, agreements, and covenants contained in this Agreement (other than agreements or covenants that by their express terms are to be performed after the Effective Time) shall survive the Effective Time or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than this Article IX, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements, and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party or any of its Affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder. Section 9.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision or (b) amended or modified at any time, by an agreement in writing among the parties executed in the same manner as this Agreement, except that after the receipt of the Requisite Company Shareholder Approval, there may not be, without further approval of such shareholders of Company, no amendment shall be made which by Law requires such further approval without obtaining that approval. Section 9.03 Governing Law; Waiver. (a) This Agreement shall be governed by, and interpreted in accordance with, the Laws of the Commonwealth of Massachusetts, without regard for the conflicts of law principles thereof. (b) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party irrevocably and unconditionally waives any right such party may have to a trial by jury in any litigation directly or indirectly arising out of or relating to this Agreement, or the transactions it contemplates. Each party certifies and acknowledges that (i) no representative, agent or attorney

84 of any other party has represented, expressly or otherwise, that any other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.03. Section 9.04 Expenses. Except as otherwise provided in Section 5.18 and Section 7.02 of this Agreement, each party will bear all expenses incurred by it in connection with this Agreement and the transactions it contemplates, including fees and expenses of its own financial consultants, accountants and counsel, provided that nothing in this Agreement shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of this Agreement. Section 9.05 Notices. All notices, requests, and other communications to a party shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally, or if by email, upon confirmation of receipt, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice. If to Buyer: Independent Bank Corp. 288 Union Street Rockland, Massachusetts 02370 Attention: Patricia M. Natale, Senior Vice President, Deputy General Counsel and Secretary E-mail: patricia.natale@rocklandtrust.com With a copy (which shall not constitute notice) to: Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Attention: Lee Meyerson Louis Argentieri E-mail: lmeyerson@stblaw.com louis.argentieri@stblaw.com If to Company: Enterprise Bancorp, Inc. 222 Merrimack Street Lowell, MA 01852 Attention: George L. Duncan, Chairman

85 Steven R. Larochelle, Chief Executive Officer Email: George.duncan@ebtc.com Steven.larochelle@ebtc.com With a copy (which shall not constitute notice) to: Hunton Andrews Kurth LLP 1445 Ross Avenue, Suite 3700 Dallas, TX 75202 Attention: Peter G. Weinstock Beth A. Whitaker E-mail: pweinstock@HuntonAK.com bwhitaker@HuntonAK.com Section 9.06 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation, or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including “confidential supervisory information” as defined in any regulation or rule adopted or promulgated by a Governmental Authority) by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply. Section 9.07 Entire Understanding; No Third Party Beneficiaries. This Agreement, together with the Exhibits, the Disclosure Schedules, and the mutual confidentiality agreement between Company and Buyer, dated July 25, 2024 (the “Confidentiality Agreement”), represents the entire understanding of the parties with reference to the transactions contemplated by this Agreement, and this Agreement supersedes any and all other oral or written agreements previously made, except that the Confidentiality Agreement shall remain in full force and effect. Except for the Indemnified Parties’ rights under Section 5.13 of this Agreement, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, Buyer and Company agree that their respective representations, warranties, and covenants are solely for the benefit of the other party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any person or Company Employees who might be affected by Section 5.14 of this Agreement), other than the parties, any rights or remedies, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in the representations and warranties are subject to waiver by the parties in accordance with Section 9.02 of this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the Knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

86 Section 9.08 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal, and enforceable provision which, insofar as practical, implements the purposes and intentions of this Agreement. Section 9.09 Enforcement of the Agreement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court in the Commonwealth of Massachusetts having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and that the party seeking an injunction shall not be required to post any bond. Each party to this Agreement (a) irrevocably and unconditionally consents to and submits itself to the jurisdiction of the Massachusetts Superior Court for Suffolk County, (b) agrees that any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement will be filed in the Massachusetts Superior Court for Suffolk County, (c) agrees that any party may seek admission to the Business Litigation Session of the Massachusetts Superior Court and that no party will oppose admission to the Business Litigation Session, and (d) if and only if the Massachusetts Superior Court lacks subject- matter jurisdiction over such action or proceeding, or any part thereof, that action or proceeding may be brought in the United States District Court for the District of Massachusetts. Any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement not within the subject-matter jurisdiction of the Massachusetts Superior Court and not within the subject-matter jurisdiction of the United States District Court for the District of Massachusetts may be brought in any court in Massachusetts with subject-matter jurisdiction. The parties irrevocably and unconditionally waive any venue and/or personal-jurisdiction objection to the bringing of any action described in this paragraph in any of the courts enumerated in this paragraph. Each party to this Agreement waives any defense or inconvenient forum to the maintenance of any action or proceeding so brought in any such Massachusetts Courts and waives any bond, surety or other security that might be required of any other party in any such Massachusetts Courts with respect to such action or proceeding. To the full extent permitted by applicable Law, any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.05 of this Agreement. Nothing in this Section 9.10, however, shall affect the right of any party to serve legal process in any other manner permitted by law. EACH OF BUYER, BUYER BANK AND COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Section 9.10 Interpretation. When a reference is made in this Agreement to sections, exhibits, or schedules, the reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise expressly indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the

87 words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Section 9.11 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. Section 9.12 Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, may be executed by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile machine or e-mail delivery of a “.pdf” format data file shall have the same effect as originals. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement and any signed agreement or instrument entered into in connection with this Agreement or any amendment or waivers hereto or thereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense. [Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement in counterparts by their duly authorized officers, all as of the day and year on page one. INDEPENDENT BANK CORP. By: /s/ Jeffrey J. Tengel Name: Jeffrey J. Tengel Title: Chief Executive Officer and President ROCKLAND TRUST COMPANY By: /s/ Jeffrey J. Tengel Name: Jeffrey J. Tengel Title: Chief Executive Officer

ENTERPRISE BANCORP, INC. By: /s/ Steven R. Larochelle Name: Steven R. Larochelle Title: Chief Executive Officer ENTERPRISE BANK AND TRUST COMPANY By: /s/ Steven R. Larochelle Name: Steven R. Larochelle Title: Chief Executive Officer

Exhibit 99.1 VOTING AGREEMENT THIS VOTING AGREEMENT (this “Agreement”) is dated as of December 8, 2024, by and between the undersigned holder (“Shareholder”) of common stock, $0.01 par value per share (“Company Common Stock”), of Enterprise Bancorp, Inc., a Massachusetts corporation (“Company”), and Independent Bank Corp., a Massachusetts corporation (“Buyer”). All capitalized terms used but not defined shall have the meanings assigned to them in the Merger Agreement (as defined below). WHEREAS, concurrently with the execution of this Agreement, Buyer, Buyer Bank, Company and Company Bank are entering into an Agreement and Plan of Merger (as may be subsequently amended or modified, the “Merger Agreement”), pursuant to which Company shall merge with and into Buyer, with Buyer surviving the merger, and each outstanding share of Company Common Stock shall be converted into the right to receive the Merger Consideration, and which further contemplates that Company Bank shall thereafter merge with and into Buyer Bank, with Buyer Bank surviving the merger, pursuant to a separate Plan of Bank Merger; WHEREAS, Shareholder beneficially owns (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is the registered holder of, or has sole, joint, or shared voting power with respect to, or has direct or indirect control (as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)) over an entity or person that has record ownership of, the number of shares of Company Common Stock identified on Exhibit A (such shares, together with all shares of Company Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to as the “Shares”), and holds stock options or other rights to acquire the number of shares of Company Common Stock identified on Exhibit A (provided, that Shares do not include shares over which Shareholder exercises control in a fiduciary capacity (other than shares voted by Shareholder in a fiduciary capacity on behalf of (i) a family member or (ii) affiliated entity of Shareholder, which shares are included in Shares) and no representation by Shareholder is made with respect to such shares pursuant to the terms hereof); and WHEREAS, it is a material inducement to the willingness of Buyer to enter into the Merger Agreement that Shareholder execute and deliver this Agreement. NOW, THEREFORE, in consideration of, and as a material inducement to, Buyer entering into the Merger Agreement and proceeding with the transactions it contemplates, and in consideration of the expenses incurred or to be incurred by Buyer, Shareholder and Buyer agree as follows: Section 1. Agreement to Vote Shares. Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of Company, however called, or at any adjournment(s) or postponement(s) of such a shareholders’ meeting, or in any other circumstances in which Shareholder is entitled to vote, consent, or give any other approval, except as otherwise agreed to in writing in advance by Buyer, Shareholder shall: (a) appear at each such meeting, in person or by proxy, or otherwise cause the Shares to be counted as present for purposes of calculating a quorum; and (b) vote (or cause to be voted), in person or by proxy, all the Shares (i) in favor of adoption and approval of the Merger Agreement and the transactions it contemplates (including any amendments or modifications of the Merger Agreement); (ii) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation, or warranty or any other obligation or agreement of Company contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Company Acquisition Proposal or any other action, agreement, or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement. Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any

2 prior vote or written consent, as a shareholder of Company, to approve or adopt the Merger Agreement. Prior to the termination of this Agreement, the obligations of Shareholder specified in this Section 1 shall apply whether or not the Merger or any action described above is recommended by the board of directors of Company or otherwise subject to a Company Adverse Recommendation Change. Section 2. No Transfers. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment, or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of law, in which case this Agreement shall bind the transferee; (b) transfers in connection with bona fide estate and tax planning purposes, including transfers to relatives, trusts, and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of this Agreement; (c) surrender of Company Common Stock to Company in connection with the vesting, settlement or exercise of Company equity awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement or exercise, or, in respect of Company equity awards, the exercise price on such Company equity awards; and (d) such other transfers as Buyer may otherwise permit in its sole discretion, subject to any restrictions or conditions imposed by Buyer in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void. Section 3. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with Buyer as follows: (a) Shareholder has all requisite capacity and authority to enter into and perform his or her obligations under this Agreement. (b) This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by Buyer, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. (c) The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his or her obligations and the consummation by Shareholder of the transactions contemplated by this Agreement shall not, violate, conflict with, or constitute a default under, any agreement, instrument, contract, or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule, or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust, or other entity, any charter, bylaw or other organizational document of Shareholder. (d) Shareholder is the record and beneficial owner of, or is the trustee of a trust that is the record holder of, and is or whose beneficiaries are the beneficial owners of, and has good title to all of the Shares set forth on Exhibit A of this Agreement, and, except as otherwise described in Exhibit A of this Agreement, the Shares are so owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder does not own, of record or beneficially, any shares of capital stock of Company other than the Shares (other than shares of capital stock subject to stock options or other equity award, warrant or similar instrument over which Shareholder shall have no voting rights until the exercise of such stock options or other equity award, warrant or similar instrument). Except as otherwise described in Exhibit A of this Agreement, Shareholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement, or restriction with respect to the voting of the Shares, except as contemplated by this Agreement. Section 4. No Solicitation. Subject to Section 9 of this Agreement and except as otherwise expressly permitted under Section 5.10 of the Merger Agreement, from and after the date of this Agreement until the termination of this Agreement pursuant to Section 6 of this Agreement, Shareholder, solely in his or her capacity as

3 a shareholder of Company, shall not, nor shall such Shareholder authorize, to the extent applicable to Shareholder, any partner, officer, director, advisor, agent or representative of such Shareholder or any of his or her affiliates to (and, to the extent applicable to Shareholder, Shareholder shall use reasonable best efforts to prohibit any of his, her, or its representatives or affiliates to), (a) solicit, initiate or knowingly encourage any inquiry with respect to, or the making of, any proposal that constitutes or could reasonably be expected to lead to a Company Acquisition Proposal; (b) participate in any discussions or negotiations regarding a Company Acquisition Proposal with, or furnish any nonpublic information relating to a Company Acquisition Proposal to, any person that has made or, to the knowledge of Shareholder, is considering making a Company Acquisition Proposal; (c) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding, or similar arrangement with respect to a Company Acquisition Proposal; (d) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to a Company Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain, or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; (e) initiate a shareholders’ vote or action by consent of Company’s shareholders with respect to a Company Acquisition Proposal; or (f) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Company that takes any action in support of a Company Acquisition Proposal (other than the Merger Agreement). Section 5. Specific Performance; Remedies. Shareholder acknowledges that it is a condition to the willingness of Buyer to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it would be impossible to measure in money the damages to Buyer if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, Buyer would not have an adequate remedy at law. Accordingly, Shareholder agrees that Buyer shall have the right, in addition to any other rights it may have, to seek injunctive relief or other equitable remedy for any such failure. Shareholder shall not oppose the granting of such relief on the basis that Buyer has an adequate remedy at law. Shareholder further agrees that Shareholder shall not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Buyer’s seeking or obtaining such equitable relief. In addition, after discussing the matter with Shareholder, Buyer shall have the right to inform any third party that Buyer reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of Buyer under this Agreement, and that participation by any third party with Shareholder in activities in violation of Shareholder’s agreement with Buyer set forth in this Agreement may give rise to claims by Buyer against such third party. Section 6. Term of Agreement; Termination. The term of this Agreement shall commence on the date it is signed by the parties. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written consent of the parties, and shall be automatically terminated upon the earliest to occur of (i) the Effective Time of the Merger, (ii) the Merger Agreement is terminated in accordance with its terms, or (iii) twenty five (25) years from the date of this Agreement; provided, however, that the transfer restrictions in Section 2 of this Agreement shall be automatically terminated upon the receipt of the Requisite Company Shareholder Approval. Upon such termination, no party shall have any further obligations or liabilities; provided, however, that termination shall not relieve any party from liability for any willful breach of this Agreement prior to termination. Section 7. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties with respect to the subject matter of this Agreement and contains the entire agreement among the parties with respect to that subject matter. This Agreement may not be amended, supplemented or modified, and no provisions may be modified or waived, except by an instrument in writing signed by each party. No waiver of any provision by either party shall be deemed a waiver of any other provision of this Agreement by any party, nor shall any waiver be deemed a continuing waiver of any provision by a party. Section 8. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal, and enforceable provision which, insofar as practical, implements the purposes and intention of this Agreement. Any provision of this Agreement held invalid or

4 unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Section 9. Capacity as Shareholder. This Agreement shall apply to Shareholder solely in his or her capacity as a shareholder of Company, and it shall not apply in any manner to Shareholder in his or her capacity as a director, officer, or employee of Company or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director or executive officer of Company, and none of the terms of this Agreement shall be deemed to prohibit or prevent any director or executive officer from exercising his or her fiduciary obligations pursuant to Sections 5.05 or 5.10 of the Merger Agreement. Section 10. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Massachusetts, without regard for conflict of laws. The parties (a) irrevocably and unconditionally consent and submit themselves to the jurisdiction of the Massachusetts Superior Court for Suffolk County, (b) agree that any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement will be filed in the Massachusetts Superior Court for Suffolk County, (c) agrees that any party may seek admission to the Business Litigation Session of the Massachusetts Superior Court and that no party will oppose admission to the Business Litigation Session, and (d) if and only if the Massachusetts Superior Court lacks subject-matter jurisdiction over such action or proceeding, or any part thereof, that action or proceeding may be brought in the United States District Court for the District of Massachusetts. Section 11. WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES TO THE FULL EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH OF THE PARTIES TO THIS AGREEMENT (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11. Section 12. Waiver of Appraisal Rights; Further Assurances. Provided that the Merger is consummated in compliance with the terms of the Merger Agreement, that the consideration offered pursuant to the Merger is not less than that specified in the Merger Agreement, and that this Agreement has not been terminated, to the extent permitted by applicable law, Shareholder waives any rights of appraisal or rights to dissent from the Merger or demand fair value for its Shares in connection with the Merger that Shareholder may have under applicable law (if any). At any time prior to the termination of this Agreement, at Buyer’s request and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Shareholder further agrees not to, prior to the termination of this Agreement, commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Buyer, Buyer Bank, Company, Company Bank, or any of their respective successors relating to the negotiation, execution, or delivery of this Agreement or the Merger Agreement or the consummation of the Merger. Section 13. Disclosure. Shareholder authorizes Company and Buyer to publish and disclose in any announcement or disclosure required by the U.S. Securities and Exchange Commission and in the Proxy Statement, this Agreement, such Shareholder’s identity and ownership of the Shares and the nature of Shareholder’s obligations under this Agreement. [Signature Page Follows]

5 IN WITNESS WHEREOF, the parties have executed and delivered this Voting Agreement as of the date and year on page one. INDEPENDENT BANK CORP. By: __________________________________________ Name: Title: SHAREHOLDER OF ENTERPRISE BANCORP, INC. Name: __________________________________________

6 Exhibit A Shareholder Shares Stock Options or Other Equity Award, Warrant or Similar Instrument